UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Amendment #1

X	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ________________________________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to ____________________

Commission file number: 0-49754

Consolidated Global Minerals Ltd.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 1280 – 625 Howe Street, Vancouver, B.C. CANADA V6C 2T6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:       10,626,310

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.     Yes      No   N/A  X

Indicate by check mark which financial statement item the registrant has elected to follow. X  Item 17     __ Item 18

Index to Exhibits on Page 92

Consolidated Global Minerals Ltd.
Form 20-F Registration Statement
Table of Contents

Part I

Item 1.     Identity of Officers and Directors

Table No. 1
Company Directors and Officers

Name	Position	Business Address

George W. Heard	President, CEO, CFO and	349 East 21st St.
	Director	North Vancouver, BC
V7L 3B9 Canada

William E. Ambrose	Vice President	Ste 1001, 505-3rd St. S.W.
Calgory, Alberta
T2P 3E6 Canada

Donald M. Boykiw	Secretary	4500 Bankers Hall East
855 2nd St. S.W.
Calgary, Alberta
T2P 4K7 Canada

Stuart J. Tennant	Director	600 Garrow Dr.
Porty Moody, BC
V3H 1H5 Canada

Chester Shynkaryk	Director	Ste 700, 900 W. Hastings

Vancouver, BC
V6C 1E5 Canada

Item 2.     Offer Statistics and Expected Timetable

Not Applicable

Item 3.     Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002,and Fiscal 2001,June 30th was derived from the financial statements of the Company which have been audited by Beauchamp & Company Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. Beauchamp & Company is located at 788 Beatty Street, Suite 205, Vancouver, British Columbia CANADA V6B 2M1. Beauchamp & Company are also members of both The Institute of Chartered Accountants of British Columbia and The Institute of Chartered Accountants of Canada. The selected financial data of the Company for Fiscal 2000, ended June 30th was derived from the financial statements of the Company which have been audited by Johannesson

McWilliams, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. Johannesson McWilliams is located at 1052 Richards Street, Vancouver, British Columbia CANADA V6B 4Y6. Johannesson McWilliams are also members of both The Institute of Chartered Accountants of British Columbia and The Institute of Chartered Accountants of Canada. The selected financial data set forth for Fiscal 1998 and Fiscal 1997 ended June 30th are derived from the Company's audited financial statements, included herein. The selected financial data of the Company for the Three Months ended September 30, 2002 and September 30, 2001, was derived from the financial statements of the Company, which have been reviewed by Beauchamp & Company.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

     Table No. 2 Selected Financial Data (CDN$ in 000, except per share data)

Cumulative U.S. GAAP deficit since inception of the development stage has been ($3,071,279) to 9/30/02.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of dollars required under that formula to buy one Canadian Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

     Table No. 3
Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

November 2002		$1.59	$1.55	$1.57
October 2002		$1.59	$1.56	$1.56
September 2002		$1.59	$1.55	$1.59
August 2002		$1.60	$1.55	$1.56
July 2002		$1.51	$1.59	$1.58
June 2002		$1.55	$1.51	$1.53

Three Months Ended 9/30/02	$1.59	$1.60	$1.55	$1.59
Three Months Ended 9/30/01	$1.55	$1.57	$1.51	$1.57

Fiscal Year Ended 6/30/02
Fiscal Year Ended 6/30/01	$1.51	$1.59	$1.47	$1.51
Fiscal Year Ended 6/30/00	$1.47	$1.51	$1.45	$1.47
Fiscal Year Ended 6/30/99	$1.49	$1.51	$1.47	$1.47
Fiscal Year Ended 6/30/98	$1.54	$1.47	$1.56	$1.51

The exchange rate was $1.57 on November 29, 2002.

Establishing and Maintaining Disclosure Controls and Procedures

Based on Management’s evaluation, the Company is in full compliance with establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14).

A certification for each principal executive officer and principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002 and SEC rule 33-8124 are attached as exhibits in Item 19.

Forward Looking Statements

Certain Statements presented herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of pre-feasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Table No. 4
Statement of Capitalization and Indebtedness
September 30, 2002

Shareholders’ Equity:
Common Shares, no par value;
Unlimited number common shares authorized (no par value)
Unlimited number of preferred shares authorized (no par value)

17,736,310 common shares issued and outstanding	$3,939,410
Unissued Common Stock Subscribed	Nil
Retained Earnings (deficit)	$(3,071,279)
Net Stockholders’ Equity	$868,131
TOTAL CAPITALIZATION	$3,939,410

Stock Options Outstanding	900,000
Warrants Outstanding	5,000,000
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

Risk Factors

General (Risk Factors Attendant to Resource Exploration):
Resource exploration is a speculative business, characterized by unprofitable efforts resulting from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. If the Company does not discover economic mineralization on any of its properties, it would be forced to cease operations and investors would, in all probability, loose their entire investment.

Exploration Efforts May Be Unsuccessful:
Investors in the Company could loose their entire investment. Most exploration projects do not result in the discovery of commercially minable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially minable (or viable) ore body which can be legally and economically exploited.

Lack of Cash Flow:
The Company has no history of earnings or cash flow from operations. The continued lack of earnings or cash flow will force the Company to cease operations and investors in the Company will loose their entire investment.

No Proven Reserves:
The Company currently has few tangible assets. If the Company does not discover proven reserves on its properties the Company will have to cease operations and investors will loose their entire investment. The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.

No Guarantee of Clear Title to Mineral Properties:
If titles to the various properties in which the Company has an interest are not valid, the Company will be forced out of business and investors will loose their entire investment.

Uncertainty of Obtaining Additional Funding Requirements:
The Company will require additional funds to complete its intended exploration programs. Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations, thus causing investors to loose all or a portion of their investment. The required amount to complete the next phase of exploration is $500,000.

Lack of a Dividend Policy:
The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business so investors cannot count on any income in the form of dividends.

Possible Dilution to Present and Prospective Shareholders:
The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, will result in dilution to present and prospective holders of common stock.

Risks Associated with Penny Stock Classification:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1 and because of the constraints on trading resulting from the “penny stock” definition investors will encounter difficulty in selling their stock. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Dependence on Key Personnel:
The Company strongly depends on the business and technical expertise of its management and key personnel, specifically, Mr. George W. Heard, the President of the Company and should Mr. Heard leave the Company investors could loose their entire investment if a suitable replacement were not found. There is little possibility that this dependence will decrease in the near term.

As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.

The Company has no employment contracts with any of the executive officers.

The Company does not maintain key man life insurance for any of its employees.

Lack of Trading Volume:
The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares and investors will find it difficult to sell their stock. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

Volatility of Share Price:
In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price and consequently investors will realize a substantial loss on their investment if they sell their stock at a low price point. In particular, the Company’s shares fluctuated from a low of $0.09 during Fiscal 2001 to a high of $0.50 during Fiscal 2001. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance those continual fluctuations in the Company’s share price and volume will not occur.

Difficulty for U.S. Investors to Effect Service of Process Against the Company
The Company is incorporated under the laws of the Province of Alberta, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A majority of the Company’s directors and officers are residents of Canada and substantially all of the

Company’s assets and its subsidiaries are located outside of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company's executive office is located at:
Suite 1280 – 625 Howe Street, Vancouver, B.C. V6C 2T6 CANADA
Telephone: (604) 377-0489
Facsimile: (604) 684-7377
E-Mail: greg_macrae@telus.net
Website: www.cgmltd.com

The contact person in Vancouver is: Mr. George Heard, President.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the Canadian Venture Exchange under the symbol "CTG".

The Company has an unlimited number of no par common shares authorized and an unlimited number of no par-preferred shares authorized. At 6/30/2002, the end of the Company's most recent fiscal year, there were 17,736,310 common shares issued and outstanding and no preferred shares issued and outstanding. At 9/30/02, the end of the Company’s most recent interim period, there were 17,736,310 common shares issued and outstanding and no preferred shares issued and outstanding.

Corporate Background

The Company was incorporated in the province of Alberta on July 19, 1989 under the name 406090 Alberta Limited. On October 3, 1989 the name was changed to Gregory Explorations Ltd. On January 16, 1992, the name was changed to Global Mineral & Chemical Ltd. On December 22, 1998, the name of the Company was changed to Consolidated Global Minerals Ltd. and the outstanding common shares were consolidated on a one for five basis. (Any registered holder on the books of the Company of a number of common shares not evenly divisible by five was neither entitled to be entered on the books of the Company as a holder of a fractional common share, in respect of the fractional share resulting from the aforementioned consolidation, nor was entitled to receive a share certificate therefore; however, in lieu thereof, an adjustment was made to round up any such fractional interest to the nearest whole number of common shares.)

The Company's initial public offering was pursuant to a prospectus effective only in Canada under the auspices of the Alberta Stock Exchange and pursuant to a registration statement filed with the Alberta Securities Commission, under the former name “Gregory Exploration Ltd.”. The common shares were called for trading on the Alberta Stock Exchange on April 5, 1990.

Business

The Company is engaged in the acquisition and exploration of mineral properties. In the course of its activities, the Company may enter into different types of agreements that are common in the mineral resource industry, such as purchase agreements, option agreements to purchase mining claims and joint venture agreements.

In the past, the Company operated numerous interests in mineral properties in Canada. The Board of Directors elected in 2000 to concentrate the Company’s efforts in acquiring and exploring properties located in Tunisia which management felt had the potential to host base metal reserves.

The Company began acquiring its various interests in properties located in Tunisia in the Spring of 2000. On March 3, 2000, the Company announced that it had entered into an agreement to acquire an option on the Djebba Property located in northwestern Tunisia; on June 12, 2000 the Company announced that it had entered into an option agreement to acquire a 100% interest in the Fej Lahdoum Project located in the northwestern part of Tunisia; on June 27, 2000 the Company announced that it had entered into a joint venture with International Bravo Resource Corporation (a publicly traded company listed on the Canadian Venture Exchange) for exploration work on the Djebba Property; on November 16, 2000 the Company announced that it had entered into an option to purchase agreement to acquire a 50% interest in the Koudiat El Louatia mineral concession located in northwestern Tunesia; and, on November 22, 2000 the Company announced that it had entered into an option to purchase agreement to acquire a 100% interest in the Ouled Moussa Property located in northwestern Tunesia.

On April 15, 2002, the Company purchased a 50% in two coal leases located in the Cassiar Land District of British Columbia and on May 16, 2002 the Company entered into an agreement to acquire a 100% interest, subject to a 2% net smelter royalty, in six contiguous mineral claims located in the Red Lake Mining District of northwestern Ontario. Subsequent to September 30, 2002, the Company signed an agreement to sell a minimum of a 60% interest in these claims.

Plan of Operations

The Company had on hand, at September 30, 2002, a negative working capital balance of ($152,077). On September 30, 2002, the end of the first quarter of fiscal 2003, the Company had a working capital deficit of ($267,456). The Company intends to raise additional funds by way of a private placement financing. If the private placement financing is success, the funds raised will be utilized to work on the Company’s properties in Tunisia.

DESCRIPTION OF PROPERTIES

Executive Offices

The Company's executive offices are located in rented premises of approximately 1,000 square feet at Suite 1280, 625 Howe Street, Vancouver, British Columbia V6C 2T6. The Company pays rent on a month-to-month basis for this space at the rate of $1,00.00 per month. The Company considers these premises suitable for current needs.

Presently, the Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

The Djebba Exploration Permit

The Djebba Exploration Permit does not represent a producing property and the Company’s current operations are an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on Djebba Exploration Permit to date.

Property Description and Location

The Djebba property consists of one 16 km2 exploration permit (Permis de Recherche) located in the Beja government district of northwestern Tunisia, approximately 130 km by road southwest of Tunis, the capital city of Tunisia.

The record number of the exploration permit is 640391-640394 and the expiration date is July 14, 2002.

Option to Acquire an Interest

The owner and optionor of the Djebba exploration permit is High Marsh Holdings Ltd. which is a company registered in the British Virgin Islands. (There is no connection between the Company and High Marsh Holdings Ltd.) A company called CSI Capital Solutions Inc. held an option to purchase a 100% interest in the property and the Company acquired its option to purchase the 100% interest from CSI Capital solutions Inc.

As consideration for the assignment agreement, the Company issued 200,000 common shares at the fair market value price of $0.15 per share. The Company has the option to acquire the property free and clear of all charges and encumbrances other than a 2% net smelter return royalty (“NSR”). The NSR requires annual advance royalty payments of U.S.$15,000 commencing July 15, 2005. The Company has the option to purchase 1% of the NSR for consideration of U.S.$1,000,000. In order to exercise the option, the Company, subject to the terms of the exploration permit, is required to pay U.S.$100,000 and to complete U.S.$500,000 of work over a five-year period.

Under Tunisian mining law, an exploration permit is initially granted for a three-year term, with the owner having the right to renew the permit for two additional three-year terms. There is a required annual work expenditure of 1000 Tunisian Dinars (approximately 1300 Canadian dollars) per square kilometre. The owner of an exploration permit has the right to pursue exploration activities within the boundaries of his permit, subject to the consent (which may not be unreasonably withheld) of the surface owner(s).

A report of the results of exploration work performed, and an application to renew, must be submitted to the Director General of Mines of the Ministry of Industry not later than two months prior to the expiry date of the exploration permit. Once the owner can demonstrate the existence of an economically viable deposit within the perimeter of an exploration permit, he has the right to convert the exploration permit to a mining concession (Concession de Mine). (Under Tunisian law, a mining concession is similar to a mining claim in the United States.)

An interest in an exploration permit may be assigned to a third party, subject to notification, and approval of the Director General of Mines of any transfer of title, and provided that, if the assignee is a corporation, it is incorporated in a country with which Tunisia has diplomatic relations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From the city of Tunis, the Djebba property can be reached by traveling west, by paved road, about 62 miles to the town of Beja. From Beja, the property can be reached by traveling 18 miles on highway 75E, which is a paved road.

Tunis has all the necessary facilities to support exploration work, e.g., drilling contractors, assay laboratories, etc.

The climate is Mediterranean and exploration work can be carried out throughout the year.

History and Previous Work Relating to the Property

During April and May 2000, the following work was completed by HEMAC Exploration Ltd., of Vancouver, BC, on behalf of the Company:

All available technical information pertaining to the Djebba property held in the archives of the ONM was reviewed, with relevant material copied and shipped to Vancouver, BC. This included documents from a Canadian International Development Agency (CIDA) funded project of reserve and pre-feasibility studies on Djebba.

Geology and Mineralization

Geology:

The Djebba property is located near the northern margin of the Mejerda Zone, one of the structural domains of the Atlas Mountains. The Mejerda Zone is a northeasterly striking belt of Triassic horsts flanked by Cretaceous carbonates, approximately 250 kilometers long and 50 kilometers wide. It hosts nearly all of Tunisia’s past lead – zinc producing mines, including the three currently producing lead – zinc mines: Bou Grine, Fej Lahdoum and Bou Jabeur. The Bou Grine Mine and the Fej Lahdoum Mine exploit deposits of galena and sphalerite, accompanied by barite and fluorite, hosted in limestones and shales. In some respects, the Tunisian deposits are similar to the lead – zinc deposits of the McArthur River Basin in Australia and the lead – zinc - silver deposits located in Ireland.

The Djebba lead – zinc deposit occurs in a structural setting analogous to the Bou Grine Mine, except that at Djebba the mineralization is in rocks of Tertiary, as well as Cretaceous age. At Djebba, the outcropping lithologies include: Triassic gypsiferous argillites and both, laminated and brecciated dolomites (transition zone); Upper Cretaceous (Cenomanian and Turonian) limestones, including the Bahloul Formation, a calcareous, organic-rich shale of Upper Cenomanian-Lower Turonian age; Eocene nummulitic limestones, which form the cliffs of the Goraa plateau to the south.

Mineralization:

The zinc- lead mineralization mined in the past at Djebba occurs as fractures, veins, and pods of smithsonite (calamine) and cerussite on surface, and as sphalerite and galena below the water table, in the Triassic-Cretaceous transition zone, and as disseminations and fracture fillings of smithsonite and cerussite on surface, and as sphalerite and galena below the water table, in the adjacent Bahloul Formation

The majority of the zinc - lead mineralization of the present resource at Djebba is stratiform, occurring as disseminated sphalerite and galena, accompanied by pyrite, marcasite, and barite in the matrix of dolomitic conglomerate lenses, which are interbedded with sandstones and argillites in a secondary Tertiary basin. Above the water table, sphalerite is altered to calamine (smithsonite, hydrozincite, etc.), galena is altered to cerussite, pyrite and marcasite are altered to limonite, and barite is altered to witherite. This stratiform mineralization is blind; it is intersected by numerous drill holes, but it is not seen in outcrop. It is not known whether this stratiform mineralization is primary, i.e., due to a hydrothermal event, or whether it is secondary, i.e., re-precipitated or re-deposited material from a weathered or eroded Cretaceous Zn-Pb deposit.

Planned Work Program

Phase I

1. Integrate and digitize all geological, geochemical, geophysical, and other technical information pertaining to the Djebba project area, in particular the information obtained from the ONM, other government agencies, Le Groupe SIDAM-Minorex in Montreal, Canada, and academic institutions. Prepare a 1:2,500 scale base map for the property from the IKONOS satellite image, and prepare an interpreted 1:25,000 scale LandSat TM7 image structural and alteration map of the Djebba area.

2. Compile all of the information assembled into a GIS database (e.g. MapInfo), and onto the satellite image base map. Given that some of the mapping at Djebba was based on very old and distorted air photos, it would be prudent to field-check the coordinates of old drill holes, sample grid lines, mineralized outcrops, and old mine and exploration workings, and new structures with reference to the ortho-corrected satellite image base map.

3. Test the applicability of detailed gravity and other geophysical techniques over areas of known mineralization and of known structures. Based on the results of the orientation geophysical survey and the structural/alteration study, select areas for follow-up surveys, and select areas for reconnaissance surveys; allow 5 line km.

4. Drill at least five replicate holes to corroborate the results reported in the pre-feasibility study, and to collect any additional information, which may assist in the further evaluation of the property. These holes should be drilled to a depth below the Triassic–Tertiary unconformity; allow 750 m.

5. Integrate information obtained from the replicate drilling with the data compiled earlier and identify areas for reconnaissance geophysical and geochemical surveys, produce an updated 3-D computer model of the Djebba resource and identify sites for in-fill and step-out drilling, produce a technical report summarizing the work and results achieved, and recommending further work as warranted.

Phase II

1. Drill in-fill and step-out holes in the Djebba resource area, using large diameter core (minimum of HQ) to provide an adequate amount of material for metallurgical testing; survey the drill hole collar locations, and survey down hole; the location of these holes shall be determined by the 3-D model of the Djebba resource; allow for 1,500 m.

2. Provided that the Djebba mineralization or the host environment can be detected by gravity surveys, carry out a detailed gravity survey over suspected extensions of the Djebba resource. Survey along several reconnaissance lines combined with several geophysical sensors (as determined by the orientation survey) and collect geochemical (soil and/or rock chip) samples from these lines; allow for20 line km.

3. Drill test any targets outlined by the geophysical and geochemical reconnaissance surveys, and/or by structural studies; allow 500 m.

4. Integrate the information collected by this phase of work, identify targets for follow-up work, and produce a report recommending further work, as warranted.

Proposed Budget (in Canadian dollars)

Djebba Exploration Permit, Beja District, Tunisia

Phase I

Integrating and digitizing technical data, air photos, LandSat TM7 and
IKONOS images, preparing an orthorectified image base map,
structural study, re-sampling drill core rejects;	30,000
Orientation geophysical surveys and interpretation	25,000
750 m of core drilling (all found, including site preparation and reclamation)	75,000
Sample analyses	15,000
3-D computer modeling of the Djebba resource	20,000
Professional supervision, reports, etc	15,000
Contingencies	20,000

Subtotal (Phase I)	200,000

Phase II

Reconnaissance geophysical and geochemical surveys	100,000
1,500 m of in-fill and step-out drilling, and 500 m
of drilling to test new targets, to be allocated based

on results (all found, including site preparation and reclamation)	200,000
Sample analyses	20,000
Professional supervision, reports, etc	25,000
Contingencies	30,000

Subtotal (Phase II)	375,000

Total (Phase I and Phase II)	575,000

Management plans to raise the capital needed to fund the program proposed above either by way of a private placement financing; a secondary public offering; or, a joint venture.

The following is the amount of payment the Company is obligated to make under the option agreement:

Date	Amount
July 15, 2000	10,000

July 15, 2001	15,000

July 15, 2002	20,000

July 15, 2003	25,000

July 15, 2004	25,000

TOTAL:	95,000

Under the option agreements there are no work commitments to keep the properties in good standing. Each permit however requires that $2,000 per square kilometer per year be spent to keep the permits in good standing. At this time all exploration permits in the country are in good standing.

The Fej Lahdoum-Ain Jemmala Project

The Fej Lahdoum-Ain Jemmala Project does not represent a producing property and the Company’s current operations are an exploratory search for viable deposits of minerals.

Presently, the Company is in the exploration stage and there is no assurance that its properties contain a commercially viable ore reserve until further exploration work is done and a final evaluation based on such work concludes economic and legal feasibility

Property Description and Location

The Fej Lahdoum - Ain Jemmala project consists of four contiguous exploration permits (Permis de Recherche) totaling 196.94 km2, located in the Beja and Siliana government districts of northwestern Tunisia, about 100 km southwest of the capital city Tunis. The project area encloses, but does not include, the government-owned and operated Fej Lahdoum mine concession that currently exploits the Dar N’Hal Nord Zn-Pb deposit.

Exploration Permit	size	Record Number	Expiry Date
Jebel Fej Lahdoum[1]	8km x 8km	642110-642125	January 5, 2003
Kef Dougga	8km x 8km	642126-642141	January 5, 2003
Kef El Adhama	6km x 6km	642142-642150	January 5, 2003
Ain Jemmala	6km x 6km	642151-642159	January 5, 2003

Jebel Fej Lahdoum forms part of an approximately 10 km long north-northeast trending mountain ridge that traverses the permit area, with old mine workings (and the currently operating mine) located along its northwest flank. This flank slopes down to Oued Arkou, a dry wash which flows southwest to Oued Tessa, a perennial stream in a valley about 10 km west of the permit area. To the east of the Jebel Fej Lahdoum ridge is the valley or plain of Oued Kralled, a major perennial stream which flows north-northeast through, or alongside, the entire Fej Lahdoum - Ain Jemmala project area. The highest elevation points along the ridge are Fej Lahdoum at 954 m, and Bou Kcherida at 912 m (both within the Fej Lahdoum Mine concession). Elevations within the Jebel Fej Lahdoum exploration permit range from 864 m at Touila along the ridge, down to 400 m elevation at Oued Arkou in the northwest corner, and 450 m elevation at route GP5 in the plain of Oued Kralled at the southeast corner.

There are four main areas of old workings and previous exploration drilling within the western half of the Jebel Fej Lahdoum exploration permit; each is identified by a known topographic point: Touila, at 864 m elevation, located (with Kodiat Salaa) immediately south of the Mine concession; Zone Lutetienne, at 806 m elevation, located immediately north of the Mine concession; Bou Derouaia, at 772 m elevation, located (with Ain Said, Ain Jenan, and Oued Lejbah) about 500 m north of the Mine concession; and Tabet Lahsan, at 733 m elevation, located about 1250 m north of the Mine concession..

The contiguous Kef Dougga exploration permit area follows the northeast trending extension of the Jebel Fej Lahdoum ridge. Elevations range from about 614 m at the Kef Dougga benchmark, located near the centre of the permit area close to the spectacular Roman ruins at Dougga, down to 330 m in the southeast corner at Oued Kralled. The town of Teboursouk

__________________________________

1 The Jebel Fej Lahdoum exploration permit encloses, but does not include, the Fej Lahdoum mine concession.

(elevation 400 m) is located near the northeast corner, and the major paved motorway GP5 goes by Teboursouk and traverses the eastern half of the permit area along the plain of Oued Kralled.

The contiguous Kef El Adhama exploration permit area continues to follow a northeast trending ridge, with elevations ranging from 642 m in the northeast corner by Kef Adhama, down to about 300 m in the southeast corner at Oued Kralled. Route GP5 traverses the southwest quarter of the permit area.

The contiguous Aim Jemmala exploration permit area follows this northeast trending ridge, with elevations ranging from 556 m near the northwest corner, down to about 100 m near the northeast corner at Oued Kralled. Route GP5 traverses diagonally across the permit area. There are a few old prospect pits and trenches in the southwest quadrant of the Ain Jemmala permit area.

Option to Acquire an Interest

By an agreement dated July 30, 1999, the Company entered into an option to acquire a 100% undivided interest in this property. The Company has the option to acquire the property free and clear of all charges and encumbrances, other than an ongoing royalty of U.S.$1.00 per tonne of any ore mined in the future. In order to exercise the option, the Company had to issue 100,000 common shares of its stock and make payments as follows:

a.	U.S.$5,000 upon the execution of the agreement (paid);
b.	U.S.$10,000 twelve months after March 27, 2000 (paid);
c.	U.S.$15,000 twenty-four months after March 27, 2000 (accrued);
d.	U.S.$20,000 thirty-six months after March 27, 2000 ; and,
e.	U.S.$15,000 forty-eight months after March 27, 2000.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From Tunis the Fej Lahdoum - Ain Jemmala project area can be reached by traveling southwest on route GP5 for about 85 km, i.e., 7 km past the town of Testour. This paved highway traverses the project area for the next 20 km, going through Teboursouk and Dougga.

The old workings in the Jebel Fej Lahdoum permit are accessed by continuing southwest on GP5 for 20 km to the small town of Le Krib (125 km from Tunis). At the west end of Le Krib, head north along a winding, tarred-gravel road for about 9 km to the Fej Lahdoum mine, and continue north through Tabet Lahsan, and to Oued Arkou where the gravel road joins a paved road which heads east to Teboursouk.

Numerous tributary paved and gravel roads and dirt tracks traverse the project area and provide access for vehicles and equipment. The Fej Lahdoum mine has ample sources of water, and is serviced by the national electric power grid. The nearest railway station is about 10 km southeast of Le Krib; this is part of the national rail network. There is an operating mill at El Akhouat, midway between Le Krib and the railway station.

History and Previous Work Relating to the Property

Modern exploration work within the current Jebel Fej Lahdoum permit was begun by the French in 1899, and over the fifteen years which followed several sites were explored and mined on surface and underground for calamine and galena mineralization at the Triassic/Cretaceous contact (the Transition Zone): At Touila, 20 tonnes of galena were produced in 1910. At Zone Lutetienne mining took place on the 768 m, 740 m, and 700 m levels; the two bottom levels extended southwards into Bou Kcherida (within the mine concession). At Bou Derouaia 75 tonnes of calamine were produced in 1903, and 200 tons of calamine were produced in 1907-1913; ramps extended to the water table at 650 m level; levels were developed at 684 m, 677 m and 658 m: and a crosscut at 615 level did not cut the mineralized zone. In 1949 a crosscut was developed at 700 m level, which enabled a small amount of further production. The two small sites of Ain Jenan and Oued Lejbah produced 20 tonnes and 150 tonnes of calamine, respectively in 1903-1907. At Tabet Lahsan, some small exploration galleries were developed in 1903-1907 to exploit a zone of iron-calamine and galena in the proximity of a NE-SW striking fracture.

Altogether (and including the 2 km long Fej Lahdoum Mine concession between Touila and Zone Lutetienne), these workings exposed mineralization over a strike length of more than 4 km. Mining and exploration work ceased with the departure of the French on Tunisian independence in 1956.

In 1976-1978 on behalf of the Societe Tunisienne d’Expansion Miniere (SOTEMI), BulgarGeomin (of Sophia, Bulgaria) resumed exploration work, including mapping at 1:5,000 scale, and drilling 7 core holes (1304 m) at Zone Lutetienne, and 6 holes (897.2 m) at Bou Derouaia, with results summarized as follows:

1976-78 Drilling results at Zone Lutetienne (RI 1736, RI,631)
Drill Hole	From	To	Interval	Zn %	Pb %
ZL2 (bis)	157.30m	167.40m		4.80	1.92

ZL5	152.60m	156.60m	4.00m	5.23	1.60
	213.00m	218.50m	5.50m	2.21	1.61
	233.60m	237.00m	3.40m	3.56	8.20

1976-78 Drilling results at Bou Derouaia (RI1736)
Drill Hole	From	To	Interval	Zn %	Pb %
BD2	77.80m	83.20m	5.40m	3.87	0.17
BD3	98.10m	110.20m	12.10m	6.49	2.90
BD5	88.00m	102.50m	14.50m	1.23	0.78

Based on these results, BulgarGeomin estimated the following resource at Bou Derouaia: A drill-inferred resource of 250,000 -350,000 tonnes at 3.60% Zn and 1.50% Pb.

At Touila, in 1987 the ONM continued exploration work on behalf of COMINO, including mapping at 1:5,000 scale, and drilling two core holes (total 468.6 m), FL5 at Touila and FL4 at Kodiat Salaa, both of which failed to intersect mineralization (RI 1625). The ONM conducted a geophysical (resistivity) survey at Kodiat Salaa in 1991 (RI 755).

At Bou Derouaia and Tabet Lahsan in the early 1990’s, the ONM carried out a detailed geochemical survey on two grids, each about 1200 m long and 500 m wide, with samples taken every 25 m, along parallel lines spaced 100 m apart. Samples were analyzed by AA method at the ONM laboratory in Tunis for zinc, lead, strontium, cadmium, and copper. Five zinc anomalies (> 1000 ppm at Bou Derouaia; > 700 ppm at Tabet Lahsan) were recognized:

At Tabet Lahsan, in 1994 the ONM drilled one hole (TL1, 408 m), which intersected Zn and Pb sulphides in the Triassic-Cretaceous transition zone. At Bou Derouaia, in 1994-96, the ONM drilled four holes (DR1, DR3, DR4, DR5, total 1751.4 m); DR4 intersected a mineralized interval 40 m thick within the Triassic/Cretaceous transition zone, which includes several 1 m intervals greater than 5% Zn. (RI 1630; Abbes, 1997)

In 1995, the Oued Arkou area in the northern half of the Jebel Fej Lahdoum permit area was the subject of a joint study by the ONM and SOTUGE (Societe Tunisienne de Geotechniques) involving geological mapping at a scale 1:5,000, and geophysical tests.

In 1997, Drs A. Baird and C. Clayton of the School of Geological Sciences at Kingston University, UK, supervised a doctoral student mapping at the Fej Lahdoum mine, including its northern and southern extensions onto the Fej Lahdoum exploration permit.

The ONM also explored along the strike extension of the Triassic-Cretaceous contact to the northeast to Ain Jemmala (about 20 km away), where the Triassic evaporite sequence outcrops again. This work has included reconnaissance geological mapping, geochemical sampling, and geophysical surveys.

Within the Kef Dougga exploration permit, in the 1990’s the ONM carried out a detailed soil geochemical survey across the expected trace of the Triassic-Cretaceous contact, and defined three strong anomalous zones with Zn values up to 5,300 ppm, and Pb values up to 150 ppm (RI 714, RI 643). The ONM also conducted a VLF geophysical survey (RI 1769), and the area was crossed by one high-resolution E-W seismic profile 7 km long, which corroborated the location of the Triassic-Cretaceous contact as previously indicated by Zn and Pb soil geochemical anomalies.

Within the Kef El Adhama exploration permit, in the 1990’s the ONM carried out a soil geochemical survey over the trace of the covered Triassic-Cretaceous contact, resulting in three small anomalous areas in Neogene cover rocks with Zn values up to 200 ppm, and Pb values up to 1000 ppm.

Within the Ain Jemmala exploration permit, in 1993 the ONM carried out a soil geochemical survey over the Triassic-Cretaceous contact, resulting in four anomalous zones with Zn values up to 20,000 ppm, and Pb values up to 600 ppm (Abbes, 1997). The area was also mapped and prospected.

In 1996, the ONM carried out a reconnaissance gravimetric survey covering four 1:50,000 geological quadrangle sheets: Teboursouk, Jendouba, Nebeur and Les Salines. The results indicate, among other things, a +14 mgal gravity anomaly over the Cretaceous complex at Fej Lahdoum.

From December 1997 to March 1998, a regional gravimetric survey over the entire region from Le Kef to Beja, with measurements on a 1 km x 1km grid (i.e., four measurements per square kilometre) at the nodes of the SST kilometre grid, was completed. This survey covered the area of ten 1:50,000 geological quadrangle maps, including Jendouba, Teboursouk, and Oued Zarga. The field data were collected and interpreted by SIAL Geosciences Inc. (of Val d'Or, Quebec, Canada) under contract to the ONM. A 1:200,000 scale compilation map of the vertical gravity gradient indicates the continuity of the Triassic-Cretaceous contact from Fej Lahdoum to Ain Jemmala, and it further supports the hypothesis of regional scale, northeasterly trending rifting commencing in the late Jurassic to early Cretaceous.

For the past two decades, the Fej Lahdoum - Ain Jemmala structure has been the subject of several studies and exploration campaigns carried out by (or on behalf of) the ONM, which held and abandoned a succession of exploration permits covering all or parts of the Fej Lahdoum - Ain Jemmala project area. Apart from the work of the ONM, this region was also investigated by the Tunisian government petroleum agency ETAP for its hydrocarbon potential.

In 1998, the ONM brought the Fej Lahdoum - Ain Jemmala project to the attention of High Marsh Holdings Ltd., who then applied for, and was granted exploration permits covering the project area.

The Company has retained HEMAC Exploration Ltd. of Vancover, BC, as independent consultants to review and evaluate the technical information pertaining to the Fej Lahdoum - Ain Jemmala project, and information pertaining to the adjacent Fej Lahdoum mine concession. The publications, reports, maps, and documents available in the archives of the ONM pertaining to the Fej Lahdoum - Ain Jemmala project, and to the operating Fej Lahdoum (Dar N'Hal) mine) were examined in Tunis, and relevant parts were photocopied. The evaluation of this data is continuing.

A 12 km x 18km IKONOS Satellite Carterra ReferenceTM image has been ordered from Space Imaging Europe. This is an orthorectified, 1-metre resolution, panchromatic satellite image; this image should be of sufficient resolution to support a 1:2,500 base map of the Jebel Fej Lahdoum exploration permit area.

An archived LandSat 7 ETM scene covering the entire project region has already been obtained. This is a 30-metre resolution multi-spectral image, with a 15-metre resolution panchromatic band. The data for this scene (Path 192, Row 35), were acquired by the satellite on 19 August 1999. Data from the 15-metre resolution panchromatic band, have been used by Dr. K.V. Campbell of ERSI, North Vancouver, BC, to prepare a 1:25,000 scale image map for the Fej Lahdoum - Ain Jemmala project area (a portion of this is reproduced in Figure 4 of this report).

The Company obtained several specimens of sulphide and oxidized ore from the underground workings at the (adjacent) Fej Lahdoum mine (from the Dar N'Hal Nord deposit), and was given several specimens from the mine manager's collection at the El Akhouat mill. These specimens are believed to be of ore grade, and are being retained, some for display and others for further study; they were not assayed.

Geology

The Fej Lahdoum - Ain Jemmala project is located approximately at the centre of the Mejerda Zone, one of the structural domains of the Tunisian Atlas. The Mejerda Zone is a northeasterly striking belt of Triassic horsts flanked by Cretaceous carbonates, approximately 250 km long and 50 km wide. It hosts nearly all of Tunisia's past Pb-Zn producers, including the three currently producing Zn-Pb mines (Bou Grine, Fej Lahdoum, Bou Jabeur). Bou Grine and Fej Lahdoum exploit replacement deposits of galena and sphalerite, accompanied by barite and fluorite, hosted in limestones and shales. In some respects, the Tunisian deposits are similar to the Zn-Pb deposits of the McArthur River Basin in Australia, and the Irish Pb-Zn-Ag deposits.

The Triassic is a greater than 400 m thick gypsiferous-argillaceous sequence including: frequent lenses of silicified and ferruginous dolomitized limestone; a carbonate horizon of 150 m thickness; and a gypsiferous zone with large blocks of yellow dolomite.

Along the southeast edge of the Triassic, at the Triassic/Cretaceous (thrust?) contact, there is a Transition Zone of diagenetically altered carbonitized rock, composed mainly of dark fractured dolomitic conglomerate, with three additional units distinguished. The Transition Zone is the principal mineralized horizon that hosts a number of Zn-Pb deposit that have been exploited along the Fej Lahdoum structure; its thickness is variable: 20-70 m, about 50 m on average.

The Cretaceous series of limestones and marls is between 200 m thick to the north of Tabet Lahsan, and up to 600 m thick to the south of Touila. The series includes two marl units: gray in the Lower Cretaceous (Aptian or Albian), and more greenish in the Upper Cretaceous (Coniacian-Santonian). The series includes three limestone units, one in the Lower Cretaceous (Aptian or Albian), and two in the Upper Cretaceous: a Cenomanian -Turonian argillaceous limestone with bituminous nodules, associated with the Bahloul Formation; and a Campanian-Maestrichtian pale beige limestone including the Abiod Formation of massive white limestone. The Bahloul Formation is a calcareous, laminated shale which hosts most of the zinc mineralization currently being mined at Bou Grine; the Bahloul Fm. is exposed in the southwest of the Jebel Fej Lahdoum exploration permit. The Cretaceous is overlain by early Tertiary Paleocene greenish marls, including the El Haria Formation of black marl.

Overlying an erosional disconformity, is a 20 m thick middle Eocene Lutetian limestone with nummulites, exposed in outcrop at Zone Lutetienne at Fej Lahdoum. At Ain Jemmala, limestones occur in a syncline to the east of the Triassic/Cretaceous transition.

Mineralization

At Fej Lahdoum, Zn-Pb mineralization occurs in limestones along the Triassic/Cretaceous contact (transition zone) in the vicinity of a pre-Bahloul, northwest trending, monoclinal, syn-sedimentary, growth-fault controlling a secondary basin (Dr. A. Baird, Pers. Comm, 1999)

Zinc and lead mineralization is in the form of calamine, cerussite, sphalerite, and galena. It occurs in veins, pods, and as stratiform lenses hosted in marls, and brecciated dolomitic limestones within a transition zone (fault zone or debris fan) along the southeastern flank of a northeast striking Triassic sequence. At the Dar N'Hal Nord mine, mineralization is sphalerite and galena occurring as the matrix of a northwest dipping and northeast striking, semi-conformable, dolomitic, 5 m – 100 m thick breccia unit lying beneath the Triassic. It is believed that this mineralized breccia is an overturned northeast striking Triassic-Cretaceous contact (or thrust) zone. From the mine, this Triassic-Cretaceous contact can be traced northeast for more than 25 km to Ain Jemmala, the eastern end of the property.

This Triassic/Cretaceous contact trends northeast at Touila; turns to the north through the Fej Ladoum Mine concession and the Zone Lutetienne, Bou Derouaia and Tabet Lahsan; then swings northeast again. The outcrops of Cretaceous rocks at Bou Derouaia and Tabet Lahsan, are bounded on the west and on the east by the Triassic, and may be interpreted as being “roof pendants”, or thrust blocks, lodged on the Triassic. Outcrops of mineralized transition zone rocks occur along the western, but not the eastern margins of these blocks; and along the most of eastern Triassic/Cretaceous contact.

At Bou Derouaia, the mineralized transition zone on the western margin of the Cretaceous block follows a 500 m strike on surface,

355° relative to SST Grid North, varying in width from 3 to 12 m. This zone is comprised of altered limestones, cut by a network of thin Zn-Pb bearing veins that are oxidized; their thickness rarely exceeds 1.5 - 2 cm. The area of mineralized transition zone outlined by the 1970’s drilling is reportedly rectangular in shape, about 500 m x 400 m in size, dipping east at 65° near surface; at depth (150 m) the dip flattens to 5°, and the mineralization becomes irregular. The mineralization intersected by drilling consisted of sphalerite, galena and pyrite-marcasite, with accompanying calcite and barite.

The 1990’s drilling at Bou Derouaia tested the eastern margin of the Cretaceous block; Hole DR1 intersected the Cretaceous/Triassic contact but no mineralized transition zone. The other three holes (DR4, DR5, DR3) tested the easternmost Triassic/Cretaceous contact; on surface this contact is a mineralized transition zone which follows a 600-700 m strike trending north with some east-west fault displacements (RI 631). Only Hole DR4, collared nearest to this contact on surface, intersected 150 m of transition zone, with bitumen in a carbonate gangue (from 125 m to 275 m down hole), and at its base, a 40 m mineralized intersection with numerous 1 - 3 m intervals assayed (by the ONM) at >5% Zn (Abbes, 1997).

Planned Work Program

 Phase I

1. Collect all geological, geochemical, geophysical, and other technical information (including production records) pertaining to the Fej Ladoum - Ain Jemmala project (including the mines), in particular the information held by the ONM, COMINO, other government agencies, and academic institutions. Obtain one scene (12 x 18 km) of IKONOS Carterra ReferenceTM 1 m resolution panchromatic orthorectified satellite imagery.

2. Prepare a 1:2,500 scale orthorectified satellite image base map, and an interpreted 1:25,000 scale LandSat 7 ETM structural and alteration map of the project area. Compile all of the information assembled onto the new base maps. Field-check the locations (and STT grid co-ordinates) of all drill holes, geochemical and geophysical survey lines, mine and exploration workings, mineralized outcrops, etc.. Transfer all data from the Jebel Fej Lahdoum exploration permit onto the 1:2,500 scale base map, and data from the remainder of the project area onto 1:25,000 scale LandSat image maps. Compile all data into a GIS database (e.g., MapInfoTM).

3. Confirm the geochemical anomalies identified by the ONM at Bou Derouaia, Tabet Lahsan, Kef Dougga, Kef El Adhama, and Ain Jemmala by

re-sampling one or more lines from each sampling grid. If available, re-log and re-analyze mineralized sections of core from holes previously drilled; test all available drill core with a zinc indicator fluid. Examine, re-map and re-sample all showings and accessible mine and prospect workings within the project area.

4. Test the applicability of detailed gravity surveys over areas of known mineralization, and lay out gravity survey test lines to over areas confirmed to be geochemically anomalous, beginning with the highest ranked targets. Based on the results of the confirmation sampling, the results of the gravity test survey(s) and the structural/alteration image map, identify and prioritize drill targets, and prepare a technical report summarizing the work completed, and include recommendations for further work as warranted.

Phase II

1. If core from previous drill holes which intersected significant Zn-Pb mineralization cannot be re-sampled, drill replicate core holes to confirm previous results. Core drill to test confirmed the soil and/or rock chip geochemical anomalies (corroborated where possible by a detailed gravity surveys); these holes should be drilled to a depth below the Triassic/Cretaceous contact (if possible), allow 2000 m.

2. Integrate information obtained from the gravity surveys and the core drilling with the data compiled earlier, and produce a technical report summarizing the work and results achieved, and include appropriate recommendations for further work, if warranted.

Proposed Budget (in Canadian Dollars)

Fej Lahdoum - Ain Jemmala project, Beja and Siliiana Districts, Tunisia

PHASE I

Assembling and digitizing technical data; air photos and LandSat 7 TM and IKONOS satellite images, preparing ortho-image base maps and transferring data, structural and alteration study; field-checking maps, mapping and re-sampling geochem grids,
re-logging and re-sampling drill core, geochemical analyses and assays	75,000

Gravity test surveys and interpretation	50,000

Professional supervision, reports, etc	25,000

Contingencies	25,000

Subtotal (Phase I)	175,000

PHASE II (items 5 through 8):

Drilling - 2000 m (all in, including site preparation and reclamation)	250,000

Sample analyses (drill core, rock, and soil)	20,000

Professional supervision, reports, etc	25,000

Contingencies	30,000

Subtotal (Phase II)	325,000

Total Proposed Budget (Phases I and II)	500,000

Management plans to raise the capital needed to fund the above programs either by way of a private placement financing; a secondary public offering; or, a joint venture.

The following is the amount of payment the Company is obligated to make under the option agreement:

Date	Amount

July 10, 1999	5,000

March 27, 2001	10,000

March 27, 2002	15,000

March 27, 2003	20,000

March 27, 2004	25,000

TOTAL:	75,000

Under the option agreements there are no work commitments to keep the properties in good standing. Each permit however requires that $2,000 per square kilometer per year be spent to keep the permits in good standing. At this time all exploration permits in the country are in good standing.

Koudiat El Louatia Property

The Koudiat El Louatia Property does not represent a producing property and the Company’s current operations are an exploratory search for viable deposits of minerals.

Presently, the Company is in the exploration stage and there is no assurance that its properties contain a commercially viable ore reserve until further exploration work is done and a final evaluation based on such work concludes economic and legal feasibility.

Property Description and Location

The Lorbeus Mine property consists of one 4.0 km2 exploration permit (Permis de Recherche) located in the Le Kef government district of northwestern Tunisia. The property covers the old

Lorbeus mine site, and is 2 km southwest of Breakwater’s Bou Grine Mine Concession, approximately 160 km by road southwest of Tunis, the capital of Tunisia.

Exploration Permit	Size	Record Number	Expiry Date
Koudiat El Louatia	2km x 2km	640396	July 14, 2002

The surface and underground workings of the Lorbeus mine are located in the southwest corner of the property. The main shaft, head-frame, hoist house, and floatation plant are located about 100 m north of the southern boundary of the property. A second shaft, calcining ovens, and the old mine buildings are located about 400 m uphill. Tailings are below the mill in a dry gulch north of the access road; there are a number of short adits, prospect pits, and small dumps located uphill from that second shaft.

Option to Acquire an Interest

The Company has the option to purchase 50% of this property free and clear of all encumbrances, other than an ongoing 2% net smelter return royalty (“NSR”). The company also has the option to purchase 50% of the NSR for consideration of U.S.$1,000,000. In order to exercise the option the Company had to issue 200,000 share of its common stock and pay U.S.$5,000. In addition, the Company has to make additional payments totaling U.S.$45,000 twelve months after xxxxxxxxxxxxxxx.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From Tunis, the Lorbeus Mine property can be reached by traveling southwest on route GP5 for about 130 km to the junction with route 60, then south on route 60 for about 30 km to the junction with route 12. Continue south-southwest on route 60 (crossing railroad tracks twice) for about 3 km, where two gravel roads turn off to the northwest: one gravel road crosses the property and the other goes to the Lorbeus mine site. These gravel roads and several tributary dirt roads provide good access for vehicles and equipment.

History and Previous Work Relating to the Property

The Lorbeus mine is reported to have been discovered in 1907; rediscovered is probably more accurate, as there is evidence of Roman workings in the vicinity. Lorbeus was explored on surface and underground until 1914. At that time, a mining concession was granted, two calcining ovens and a small floatation plant were constructed, and Lorbeus was developed and mined through two sets of underground workings, exploiting the northern and the southern mineralized zones. The northern zone was accessed by an inclined shaft (at 672 m elevation) and was explored, developed, and mined on six levels down to 596 m. The southern zone was explored, developed, and mined through two inclined shafts, on six levels down to the water table at 528 m. During the period of mining, underground exploration of both zones continued over a vertical extent of about 150 m, and over a strike length of about 200 m. In 1926, the floatation plant was enlarged, but in 1929 mining ceased at Lorbeus. In 1948 the concession was relinquished, and the property reverted back to the State.

Total production from Lorbeus was about 20,000 tonnes of calcined calamine (38% Zn) and 2,700 tonnes cerussite (50% Pb). Total amount of metals produced was 10,000 tonnes of zinc, and 1,300 tonnes of lead. At the mine, there remains a small stockpile of low-grade "earthy" calamine ore, containing about 14% Zn and 1.5% Pb.

All of the underground workings are now, for all practical purposes, inaccessible. Likewise, the surface plant, the calcining ovens, the floatation plant, and the ancillary buildings of the Lorbeus mine are now derelict. However, the gravel road to the mine, and the gravel road across the property are still quite passable.

Between 1978 and 1989, the western half of the Mejerda Zone was re-evaluated as part of a joint exploration initiative of the ONM and the French Geological Survey. This work included metallogenic studies, mapping, prospecting, geophysical surveys, geochemical surveys, and core drilling. This initiative led to the discovery of a stratiform Zn-Pb sulphide deposit near the old Bou Grine workings.

During 1984, three core holes were drilled by the ONM at Lorbeus. The aim of this work was to obtain samples of the Cenomanian-Turonian Bahloul Formation, the organic-rich calcareous shale unit, which hosts the stratiform Pb-Zn sulphide resources at Bou Grine. In 1990, a further four core holes were drilled near the old Lorbeus workings by the ONM-Metallgesellschaft Association. All three 1984 drill holes, LM 1, LM 2, and LM 3, intersected significant thickness of geochemically anomalous Bahloul shales, as did three of the four holes of the 1990 drilling campaign, ML 1-90, ML 2-90, and ML 3-90.

For the past two decades, the Lorbeus mine area has been intermittently explored by the ONM, which held and abandoned a succession of exploration permits covering all or parts of the current property area. In 1998, the ONM brought the Lorbeus mine area to the attention of High Marsh Holdings Ltd., who subsequently applied for the current Lorbeus Mine (Koudiat El Louatia) exploration permit.

Consolidated Global Minerals Ltd., has retained HEMAC Exploration Ltd. of Vancover, BC, as independent consultants to review and evaluate the technical data pertaining to the Lorbeus Mine property and information in the public domain concerning the adjacent Bou Grine mine. The publications, reports and maps available in the archives of the ONM pertaining to the Lorbeus Mine property specifically, and to the Jebel Lorbeus mineralized structure (including the Bou Grine mine) in general, were reviewed and relevant parts were photocopied.

An 11 km x 11km IKONOS Satellite Carterra ReferenceTM image has been obtained from Space Imaging Europe. This is an orthorectified, 1-metre resolution, panchromatic satellite image; the image data were acquired at 10:02 (GMT) on 2 August 2000. This image is of sufficient resolution to support a 1:2,500 base map of the Lorbeus Mine property. An archived LandSat 7 ETM scene covering the region has also been obtained. This is a seven-band multi spectral image with 30-metre resolution, and with 15-metre resolution for the panchromatic band. The data for this LandSat 7 ETM image (Path 192, Row 35) were acquired on 19 August 1999. Both images have been geo-coded to the LCC Tunisia (Clarke 1880) Projection, and the STT kilometre grid has been superimposed on them. The STT grid co-ordinates are printed on the 1:50,000 scale topographic and geologic maps of the area, and are the principal means by which the locations of samples, drill hole collars, prospect workings, and other exploration information are identified.

The Company collected several specimens of sulphide, oxidized, and calcined ore from stock piles of the Lorbeus mine, and one grab sample of the Bahloul Formation from outcrop above the trace of drill hole ML-2-80.

Three grab samples collected from the property during a visit in May 2000, and three specimens from Bou Grime were sent for to ALS Chemex for analysis. All samples were analyzed for a suite of 32 elements by ICP-AES method (A30 ICP Package), and the five samples which exceeded the 50,000 ppm upper detection limit for

Pb or Zn were re-analyzed by conventional wet chemical method for Pb and Zn (Procedures 312 and 316, respectively):

56770 is a grab sample from a sulphide stock pile near the mill; 14.25% Zn, and 49.4 % Pb
56793 is a grab sample of the Bahloul Fm. above the trace of ML2-90; 1255 ppm Zn, and 190 ppm Pb.
56794 is a grab sample from a calamine stock pile at the calcining ovens; 34.6% Zn and 17,230 ppm Pb.

Three specimens of zinc-lead ore from Bou Grine were obtained for study from a private collector (the underground operation of the Bou Grine mine was not open to visitors):

56781 is a specimen from the F-1 ore body (the Transition Zone); 34.1% Zn and 39.5% Pb.
56782 is a specimen from the F-2 ore body (the Bahloul Formation); 16.60% Zn and 13490 ppm Pb.
56783 is a specimen from the F-3 ore body (feeder in the Bahloul Formation), 24.5% Zn and 9.55% Pb.

The results are reported on certificates A0021133 (ICP-AES) and A0021707 (assays).

Geology

The Lorbeus Mine property lies at the southeast edge of the Jebel Lorbeus Triassic block in the Mejerda Zone, one of the structural domains of the Tunisian Atlas. The Mejerda Zone is a northeasterly striking belt of Triassic horsts flanked by Cretaceous carbonates, approximately 250 km long and 50 km wide. It hosts nearly all of Tunisia's past Pb-Zn producers, including the three currently producing Zn-Pb mines (Bou Grine, Fej Lahdoum, Bou Jabeur). Bou Grine and Fej Lahdoum exploit syn-diagenetic and epigenetic replacement deposits of galena and sphalerite, accompanied by barite and fluorite, hosted in marls, dolomitic limestones and calcareous shales.

The structural fabric of the Mejerda Zone is controlled by late Jurassic - early Cretaceous rifting, with elongate masses of Triassic evaporitic rocks forming the footwall horsts of en-echelon, northeast striking, basin-margin listric faults. This fabric is offset by northwest striking transfer (strike-slip) faults, contemporaneous with rifting. During the Atlas orogeny, Miocene-Pliocene southeast directed thrusts sheared off the horsts (sometimes including the extensional fault margins) and displaced these up to several kilometres southeastward, reactivating many of the Cretaceous transfer faults in the process. Subsequent northeast strike-slip deformation resulted in dextral fault displacements of up to several km (e.g., the Teboursouk Fault). Plio-Pleistocene extension opened several NW-SE rift grabens.

The Triassic consists primarily of gypsiferous argillite, dolomite, and siltstone, and the Cretaceous consists of limestones, marls and calcareous shales. Typically, the northeast trending Triassic bodies are flanked on the southeast by wedges of brecciated dolomitic conglomerates and calcareous shales, locally referred to as the “transition zone”. Most of the Zn-Pb deposits and prospects of the Mejerda zone are closely related to exposures of Triassic rocks, with the vast majority of deposits occurring on the southeast side of these, at or near the intersection of northeast trending basin margin faults and north-northwest trending strike-slip faults. The deposits include lenses and veins along the flanks and in the cover rocks of the Triassic blocks, stratiform disseminations in adjacent limestones, marls, and shales, and replacements and fill in solution cavities (karsts) if fault zones and breccia units. The deposits in this region are classified into four groups: 1) Zn-Pb-Ba-Sr-Fe deposits at the Triassic/cover rock contact (Transition Zone); 2) Zn-Pb-Ba-F and Pb-Fe deposits with features similar to Mississippi Valley Type deposits, in Lower Cretaceous reef formations; 3) stratiform Pb-Zn disseminations and lenticular bodies, for the most part, in Cretaceous cover rocks; and 4) vein-column type Zn-Pb deposits in fault and shear zones. The mineralization encountered at Lorbeus belongs to the third and fourth groups.

Jebel Lorbeus is a fault bounded Triassic structural block (horst), which appears to control the axial trace of a northeast plunging Late Cretaceous anticline. It outcrops over a distance of about 10 km, and is about 1.5 km wide. It generally strikes SW - NE, but between Lorbeus and Bou Grine it curves northward . The upper part of the Bou Grine ore deposit is hosted by a N-S striking fault zone, parallel to (and possibly part of) a basin margin zone bounding the Triassic block. This boundary zone is structurally complex: at Bou Grine, the Triassic is offset along several E-W striking transverse faults, whereas at Lorbeus the Triassic is offset along several NW-SE striking transverse faults. The Zn-Pb mineralization exploited at Lorbeus is hosted in Lower Campanian (C8a) rocks, and occurs either within, or adjacent to these transverse faults.

The Lorbeus mine property covers the southwestern strike extension of the Triassic-Cretaceous "Transition Zone" along which the Bou Grine deposit is located, it also covers the intersection of this "Transition Zone" with a zone of northwest trending transform faults near one of which the Koudiat Guenaoua F2 type mineralization is located, and, most importantly, it is underlain by mineralized, organic-rich, calcareous shales of the Bahloul Formation, which host the F2 ore at Bou Grine.

Mineralization

The zinc-lead mineralization exploited at the Lorbeus mine is essentially open space filling in Lower Campanian limestones, within and immediately adjacent to faults and fracture zones. In particular, mineralization occurs in two series of ore shoots, aligned along two intersecting fracture or fault zones, located in the southwest quadrant of the property.

The northern mineralized zone strikes NW, dips 55° NE, and hosts two ore shoots (or columns), which plunge 45° SE. This zone can be traced in outcrop for a distance of about 145 m, and has been traced to a depth of 76 m (from 672 m on surface, to level 596 m in the northern workings). It is about 2.5 m wide on surface, and up to 8 m wide underground, and consists mainly of oxidized material.

The southern mineralized zone strikes E and dips 60° S. It contains four ore shoots (or columns), also plunging 45° SE, separated by 30 m intervals of poorly mineralized material. One column is Pb-oxide rich (cerussite), and was exposed over 40 m of strike length, with variable thickness ranging from 2 cm to 1 m. Two others are calamine-rich (mainly smithsonite), and were traced over 35 m of strike length, and to a depth of 60 m (between 588 m and 528 m), also with variable thickness ranging from 1 cm to 3 m. The most easterly column was traced for about 40 m of strike length, and over 100 m in depth (from outcrops at 620 m, to the water table at 528 m), with thickness varying from 0.5 m to 2 m. Sulphides (galena and sphalerite) become the dominant lead-zinc mineralization from 540 m downwards, about ten metres above the water table.

The exposed Zn-Pb mineralization at Lorbeus is almost completely oxidized, and ore shoots are essentially Zn-rich (with one Pb-rich exception). At three of the ore shoots, the calamine contains a few Pb-rich zones near the roof of the column. This is also the case at the upper part of the deposit (columns within the Transition Zone) at Bou Grine.

Smithsonite (ZnCO3)was the main zinc mineral exploited at Lorbeus. It is polymorph, reddish, vuggy, fairly Zn-rich (35% - 39%), or where it is earthy, Zn-poor (15%). Sphalerite is generally yellowish to white; it occurs as concretions and ribbons, often botryoidal, is usually very fine grained, and is abundant only at or below the water table. Cerussite (PbCO3) is the most abundant Pb mineral at Lorbeus. It is black or gray, compact, or very finely crystalline with small galena remnants. Galena is typically coarse grained, frequently oxidized, and is reported to be slightly argentiferous (Sainfeld, 1952). In many places there is evidence of deformation and re-crystallization of galena. The main gangue material is ferro-barite and calcite. At the mine, there remains a small stockpile of low-grade "earthy" calamine ore, reportedly containing about 14% Zn and 1.5% Pb (corroborated by the author's sample 56794, which assayed 34.6% Zn and 17,230 ppm Pb).

The Zn-Pb mineralization intersected in six holes, drilled by the ONM in 1984 and by the ONM-Metallgesellschaft Association in 1990, reportedly consists of sphalerite and galena replacing the matrix of thin partings within the Late Cretaceous Bahloul Formation, a finely laminated, organic-rich, calcareous shale unit, which is analogous to the stratiform (F2) Zn-Pb mineralization at Bou Grine. This mineralization is not visible to the naked eye, or under a hand lens, and can be easily overlooked when mapping or logging drill core.

Planned Work Program

PHASE I Data Compilation, Re-mapping and Re-sampling the Lorbeus Property

1.   Integrate and digitize available geological, geochemical, geophysical, and other technical information pertaining to the Lorbeus Mine property and vicinity, and re-plot this information on a 1:2,500 scale base map prepared from the high resolution IKONOS satellite image. Using the LandSat 7 ETM and IKONOS images, and air photos (for stereo viewing), carry out a structural and alteration study over the area from Lorbeus Mine to Bou Grine.

2.    Carry out follow-up mapping and testing with zinc indicator fluid, focusing on the Triassic-Cretaceous contact, and on outcrop of the Bahloul Formation. The main emphasis of the mapping should be on monitoring facies changes within the Cretaceous, and particularly within the Bahloul Formation. If available, re-log, re-sample, and re-assay the core from the previously drilled holes.

3.   Carry out a rock-chip geochemical survey over outcropping Bahloul Formation, approximately diagonally across the property, say a grid 2000 m by 200 m, with 30 m line spacing and with continuous chip-samples taken across the full thickness of the Bahloul. Analyze these samples using an aqua-regia digestion multi element ICP-AES method (such as, for example, ALS Chemex's G32M procedure). Samples whose base metal concentrations exceed the upper detection limits of the multi-element procedure should be re-analyzed using a conventional assay procedure. In areas where there is no outcropping Bahloul Formation, collect soil samples instead of rock-chip samples.

4.   Carry out a pilot geophysical survey (using a variety of techniques) over the northeast quadrant of the property, focusing on the area covered by the Quaternary alluvium. Three northwest trending lines, each 1000 m long, 300 m apart, with 10 m stations, should be sufficient for this purpose.

5.   Compile the information assembled, including the results of the mapping, prospecting and geochemical and geophysical surveys onto the new base map, and select areas that warrant further exploration, and prepare a report.

PHASE II High Resolution Gravity Surveys, and Diamond Drilling

1.   Carry out high-resolution gravity surveys over the targets identified on the geochemical and geophysical orientation lines. Integrate the results of the gravity and other geophysical surveys with the data previously collected, and select drill targets.

2.   Drill at least three holes to test the soil and/or rock chip geochemical anomalies (corroborated where possible by the high-resolution gravity and seismic surveys); these holes should be drilled to a depth well below the Bahloul Formation, say to a depth of 300 m.

3.   Assemble the information obtained from the gravity surveys and from drilling, and integrate this with the data generated in Phase I. Produce a technical report summarizing the work and results achieved, and make recommendations for further exploration, if warranted.

Proposed Budget (in Canadian Dollars)

Koudiat Louatia (Lorbeus Mine) Exploration Permit, Le Kef District, Tunisia

PHASE I:

Digitizing data, air photos, IKONOS satellite image, 1:2,500 base map,
LandSat 7 ETM image, structural study, mapping and Zn indicator testing	35,000
Litho-geochem survey and assays (500 samples)	20,000
Geophysical orientation study
20,000
Professional supervision, report, etc	15,000
Contingencies	10,000

Subtotal PHASE I	100,000

PHASE II:

Detailed gravity survey
75,000
1000 m of core drilling	125,000
Sample analyses	10,000
Professional supervision, technical report	20,000
Contingencies	20,000

Subtotal PHASE II	250,000

TOTAL PHASES I & II:	350,000

Management plans to obtain the capital to fund the above project either by way of a private placement financing; a secondary public offering; or, a joint venture.

The following is the amount of payment the Company is obligated to make under the option agreement:

Date	Amount

November 10, 2000	5,000

February 10, 2001	10,000

July 15, 2001	10,000

November 15, 2001	25,000

TOTAL:	50,000

Under the option agreements there are no work commitments to keep the properties in good standing. Each permit however requires that $2,000 per square kilometer per year be spent to keep the permits in good standing. At this time all exploration permits in the country are in good standing.

The Ouled Moussa Exploration Permit

The Ouled Moussa Exploration Permit does not represent a producing property and the Company’s current operations are an exploratory search for minable deposits of minerals.

Presently, the Company is in the exploration stage and there is no assurance that its properties contain a commercially viable ore reserve until further exploration work is done and a final evaluation based upon such work concludes economic and legal feasibility.

Property Description and Location

The Ouled Moussa property consists of one 16.0 km2 exploration permit (Permis de Recherche) located in the Le Kef government district of northwestern Tunisia. The property adjoins the eastern boundary of the government-owned and operated Bou Jabeur Mine Concession, approximately 230 km by road southwest of Tunis, the capital of Tunisia.

Exploration Permit	Size	Record Number	Expiry Date
Ouled Moussa	4km x 4km	640397-640400	July 14, 2002

Option to Acquire an Interest

On November 15, 2000, the Company entered into an agreement for an option to acquire a 100% interest in this property. The Company has the option to acquire the property free and clear of all charges and encumbrances, other than a 2% net smelter royalty (“NSR”). The Company has the option to purchase 50% of the NSR for consideration of U.S.$1,000,000. In order to exercise the option the Company had to issue 300,000 of its common shares and pay U.S.$5000.00. The Company also has to make payments totaling U.S.$70,000 over the four years beginning on November 15, 2000.

Accessibility, Local Resources, Infrastructure and Physiography

From Tunis, the Ouled Moussa property can be reached by traveling southwest on route GP5 to Le Kef (about 170 km), south on route 17 past Tadjerouine (about 30 km), then west on route 18 (for 15 km), and south on route 79 (for 10 km) to the town of Kalaat Es Senam, which is very near the northeast corner of the Ouled Moussa property. From Kalaat Es Senam a paved road continues west, and then southwest through the property, and onward through the adjacent Bou Jabeur Mine Concession (8 km from Kalaat Es Senam), which abuts the Algerian border. Several gravel roads traverse the property, providing access for vehicles and equipment.

There are several irrigation wells on the property, and water is also available at Shaft 5 of the Bou Jabeur mine, and at the mill. The Bou Jabeur mine and mill are both serviced by the national electric power grid. Both mine and mill are operating well below their designed capacity, and could support a mining operation at Ouled Moussa.

The property covers part of an alluvial flat about 700 - 750 m in elevation, incised by one large (Oued El Ma) and two small dry washes. Much of the area is under cultivation for cereal crops, and is also used as grazing land for sheep and goats.

History and Recent Work Relating to the Property

Ouled Moussa is a grass roots exploration property, of interest because it is immediately adjacent to the currently producing Bou Jabeur Ba-F-Zn-Pb mine, and it covers the northeast strike extension of the fault that controls the mineralization at the mine. There is no record of previous exploration permits at Ouled Moussa, nor is there any evidence of previous exploration work.

In 1965 the ONM dug several shallow test wells for water in the Bou Jabeur area, including one in the SW quadrant of the Ouled Moussa property (Puit 4272/3). The only known previous work of mineral exploration significance on the property was a shallow well dug in 1984 by SOTEMI (Societe Tunisienne d’Expansion Miniere) to augment the water supply at the Bou Jabeur mill. According to the chief geologist of the Bou Jabeur mine, Aptian reef limestone containing Ba-F-Zn-Pb mineralization, similar to what is currently being mined, was encountered at the bottom of the well, beneath 23 metres of Quaternary alluvium. And although this was considered be the northeastward extension of the Jebel Bou Jabeur mineralized structure, no further action was taken by the mine, or by the ONM. Nevertheless, the ONM does consider this discovery significant, and brought it to the attention of High Marsh Holdings Ltd., who subsequently staked the property.

The Ouled Moussa was held under option by Aurora Gold Corporation, a Delaware corporation, for 11 months; no work was performed, the option was terminated in October 2000, and the property returned to the owner, High Marsh Holdings Ltd.

Consolidated Global Minerals Ltd., has retained HEMAC Exploration Ltd. of Vancover, BC, as independent consultants to review and evaluate the technical data pertaining to the Ouled Moussa property and to the adjacent Bou Jabuer mine. The publications, reports and maps available in the archives of the ONM pertaining to the Bou Jabeur mine specifically, and to the Jebel Bou Jabeur mineralized structure in general, were reviewed and relevant parts were photocopied. Apart from a 1965 ONM report about the potential for water in the Bou Jabeur area, there are no technical reports or maps specifically pertaining to the Ouled Moussa property.

Prints of air photos, sufficient for stereo coverage of the Ouled Moussa property and the Bou Jabeur mine area, have been obtained from the Service Topographique Tunisienne (STT) in Tunis. These are photos No. 2056, 2057, 2058, 2105 and 2106 from the 1:25,000 series 74 TU 359/250 UAG 412, flown in 1974. Diapositives required for preparation of an orthophoto are not available.

Geology

The Ouled Moussa exploration permit covers an area of pediment obscured by flat lying Quaternary alluvium (lacustrine and stream sediments), immediately adjacent to, and northeast along strike of the Bou Jabeur barite-fluorite-lead-zinc mine, which is currently operated by a Tunisian government corporation. Jebel Bou Jabeur is in the southwest of the Mejerda Zone, one of the structural domains of the Tunisian Atlas. The Mejerda Zone is a northeast striking belt of Triassic structural blocks flanked by Cretaceous carbonates, approximately 250 km long and 50 km wide. It hosts nearly all of Tunisia's past Pb-Zn producers, including the three currently producing Zn-Pb mines (Bou Grine, Fej Lahdoum, Bou Jabeur).

Geologically, Jebel Bou Jabeur is a ridge composed of very steeply dipping Lower Cretaceous (Aptian) reef carbonates enclosed in (Aptian -Albian) calcareous marls. To the north, an elongate, northeast striking Triassic body is bounded by Upper Cretaceous (Cenomanian) black marls and (Turonian) carbonates; these rocks have been eroded more or less flat, and are obscured by Quaternary alluvium. To the south, the Bou Jabeur (dextral strike-slip) Fault separates the Lower Cretaceous reefs and marls from younger (Upper Albian, Cenomanian, and Turonian)

marls and carbonates, disrupted by several small northwest trending transverse faults. The various Ba-F-Zn-Pb deposits explored and mined at Jebel Bou Jabeur are typical of replacement and cavity fill (Mississippi Valley Type) Zn-Pb deposits. Many of the ore bodies in Jebel Bou Jabeur appear to be structurally controlled by the Bou Jabeur Fault. Although mineralogical and metal zoning have not been studied in detail, the Jebel Bou Jabeur mineralized zone as a whole is reported to have an apparent shallow easterly plunge, and sulphide content is reported to increase both to the west and with depth to the northeast.

The northeasterly striking rock units and mineralized structures of Jebel Bou Jabeur are believed to continue northeastward across the Ouled Moussa property, as pediment, or as a down-dropped block obscured by a veneer of Quaternary alluvium (silts and gravels). A well dug in 1984 in the flats, a few hundred metres northeast of the eastern limit of the Jebel Bou Jabeur outcrops, exposed Zn-Pb-Ba-F mineralization in Aptian reef limestones beneath gravels at a depth of about 23 metres.

Mineralization

Most of the Ouled Moussa exploration permit is covered by Quaternary alluvium. The only mineralization thus far encountered on the property consists of sphalerite and galena in a gangue of barite and fluorite, exposed at the bottom of a 23 m deep well dug in Quaternary gravels; this mineralization is said to be similar to the ore at the Bou Jabeur mine Gite de’l Est deposit.

The well is located in the flats, about 1 km northeast of the production shaft (No.5) on Gite de l' Est, and provides strong evidence of this mineralized structure extending northeastward under the alluvial cover.

Planned Work Program

Phase I

1.   Order a recent archived LandSat 7 ETM image of the area, and order a single scene (11 x 11 km) of IKONOS Carterra Reference 1 m resolution panchromatic ortho-corrected satellite imagery; the IKONOS images are delivered from four to six months after an order is placed.

2.   Drill shallow HQ - NQ core holes under the 1984 well. These holes should be collared southeast of the water well, and drilled at inclinations from -45° to -60° to depths not exceeding 100 m, with the total drilling not exceeding 300 m. If significant mineralization is encountered, proceed to Phase II step-out drilling.

3.   Produce a 1:5,000 enlargement of a geo-referenced scanned air photo image, which will be an adequate base map until the IKONOS image is delivered. Produce an interpreted 1:25,000 scale LandSat ETM7 structural and alteration map of the property area, and produce a 1:2,500 scale base map from the IKONOS satellite ortho-image. Many of the maps of the Jebel Bou Jabeur area do not include geographic reference data, and the few with grids do not provide information as to the origin of those grids. It is therefore necessary to establish the STT grid co-ordinates of the significant geological and structural elements on these maps by checking their positions in the field with reference to the ortho-rectified 1 metre resolution IKONOS satellite image.

4.   Determine the applicability of various geophysical techniques, especially gravity surveys, along two separate 1 km orientation lines, crossing areas of known mineralization and known structures (e.g. Bou Jabeur Gite de l’Est, and the recently drilled area south of the Bou Jabeur mill). Based on results, select the most responsive geophysical technique(s), and then collect geophysical data and soil samples from the west centre of the Ouled Moussa property along four 1.5 km long lines, spaced not more than 200 m apart, with sample spacing of not more than 25 m. These lines should be more or less orthogonal to the local structural fabric, and at least one line should cross the 1984 well.

5.   Compile all of the information assembled into a GIS database (e.g., MapInfo), and onto the 1:2,500 ortho-image base map. Collate and interpret the results, select targets area for follow-up work, including drilling, and prepare a report.

Phase II

6.   Drill 1200 m of HQ - NQ core holes allocated between the following:

If significant mineralization is intersected under the water well, then continue drilling step-out holes to follow the mineralization to depth, and along strike.

Otherwise, drill fences of shallow holes across the selected geophysical, geochemical, and structural targets. These holes should be drilled against the known or presumed dip of the geological fabric, at inclinations between -45° and -60°, and to a depth not exceeding 150 m. The location and orientation of drill fences, and the drill hole spacing shall depend on the satellite image and air photo lineament study, and on the results of the geophysical and geochemical surveys.

7. Integrate information obtained from the drilling with the data compiled earlier, and produce a technical report summarizing the work completed, results achieved, and make recommendations for follow-up work, if so warranted.

Proposed Exploration Budget (in Canadian dollars)

Ouled Moussa Exploration Permit, Le Kef District, Tunisia

Phase I (items 1 through 5)

Assembling and digitizing technical data, air photos, LandSat TM7 image,
1 m resolution IKONOS ortho image, compiling new base maps, structural
and alteration studies	30,000
300 m of core drilling (all inclusive)	40,000
8 line km of geophysical and geochemical surveys	40,000
Sample shipping and analyses	10,000
Professional supervision, reports, etc	15,000
Contingencies	15,000

Sub Total (Phase I)	150,000

Phase II (items 6 and 7)

1,200 m of core drilling (all inclusive)	150,000
Sample shipping and analyses	10,000
Professional supervision, reports, etc	20,000
Contingencies	20,000

Sub Total (Phase II)	200,000

Total (Phases I and II)	350,000

Management plans to obtain the capital needed to fund the above projects either by way of a private placement financing; a secondary public offering; or, a joint venture.

The following is the amount of payment the Company is obligated to make under the option agreement:

Date	Amount

November 15, 2000	5,000

November 15, 2001	10,000

November 15, 2002	15,000

November 15, 2003	20,000

November 15, 2004	25,000

TOTAL:	75,000

Under the option agreements there are no work commitments to keep the properties in good standing. Each permit however requires that $2,000 per square kilometer per year be spent to keep the permits in good standing. At this time all exploration permits in the country are in good standing.

The Louise Copper Property

This property has been written down to $1 because of the non-economic gold price and the non-economic copper price. The Company does not consider this property to be material to its operations.

The Jen 1-3 Property

This property has been written down to $1 because of the non-economic gold price and the non-economic copper price. The Company does not consider this property to be material to its operations.

The Tuya Coal Licenses

On May 15, 2002, the TSX Venture Exchange accepted for filing a purchase agreement signed by the Company on April 15, 2002, between the Company and Mayan Minerals ltd. Mayan Minerals Ltd. is controlled by the brother of the President of the Company, Mr. George Heard. The Company has acquired a 50% interest in two coal licenses located in the Cassiar Land District of British Columbia known as the Tuya 1 and Tuya 2 coal licenses. Consideration for the purchase is $10,000 (paid) and the issuance of 800,000 common shares of the Company (accrued). These shares were issued by the Company subsequent to September 30, 2002.

The Dome Property

On May 20, 2002, the TSX accepted for filing an option agreement signed by the Company May 16, 2002, granting the Company an option to acquire a 100% interest, subject to a 2% net smelter royalty, in six contiguous mineral claims encompassing an area of approximately 600 acres located in the Red Lake Mining District of northwestern Ontario, described as the Dome Claims. In order to exercise this option, the Company shall issue 100,000 common shares (issued), pay the optioner $5,000 (paid), and make additional payments totaling $95,000 and incur $165,000 in exploration activities over four years following the acceptance date of the agreement. The Company may purchase 50% of the net smelter royalty for the sum of $1,000,000. In addition, the Company paid a finder’s feel of 10,000 common shares with respect to this transaction.

Subsequent to September 30, 2002, the Company signed an agreement to sell a minimum of a 60% interest in the Dome Claims for $40,000 in cash over a four year period. Pursuant to the agreement, the purchaser will honor the Company’s option payment and exploration expenditure obligations over the four year period. In addition, the purchaser has been granted the right from the Company to purchase 50% of the net smelter royalty for the sum of $1,000,000. This sale agreement remains subject to regulatory acceptance which, to date, has not been granted.

The amount of mining land tax paid for each permit described above is:

Name	Amount

Djebba	30.00

Lorbeus	7.50

Ouled Moussa	30.00

Fej Lahdoum -Ain Jemmala	375.00

Item 5.   Operating and Financial Review and Prospects

Overview

During the year ended June 30, 1998, the Company issued for cash, by way of a private placement, 420,000 common shares for net proceeds of $84,000 and issued for cash, by way of a second private placement, another 681,500 common shares for net proceeds of $102,225. During the year ended June 30, 1998, the Company also issued 400,000 common shares, at a deemed value of $0.15 per common share, for a property payment. These funds were utilized for operating and administrative expenses.

During the year ended June 30, 1999 the Company consolidated its common shares on the basis of one new share for every five previously held shares. During this period, the Company issued 108,185 common shares at a deemed value of $0.50 per common share; 688,924 common shares at a deemed value of $0.10 per common share; and, 1,420,000 common shares at a deemed value of $0.25 per common share in settlement of debt. As of June 30, 1999, the Company had 4,113,810 post consolidated common shares issued and outstanding.

During the year ended June 30, 2000, the Company issued 200,000 common shares at a deemed value of $0.15 per common share and 100,000 common shares at a deemed value of $0.10 per common shares for property payments. These funds were utilized for operating and administrative expenses.

On April 26, 2000, the Company issued 4,000,000 special warrants of the Company on a private placement basis at the price of $0.15 per special warrant. Each special warrant is exercisable to acquire for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.17 per share until April 26, 2001 and $0.20 per share until April 26, 2002. These funds were utilized for operating and administrative expenses.

On May 23, 2000, the Company issued 1,312,500 (218,750 to the spouse of a director) special warrants of the Company on a private placement basis at the price of $0.16 per special warrant. Each special warrant is exercisable to acquire for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.21 per share until May 23, 2002. These funds were utilized for operating and administrative expenses.

On July 6, 2001, the Company announced that it had closed a private placement of 5,000,000 special warrants for gross proceeds of $500,000. Each special warrant is convertible, at no cost to the holder, into one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder to purchase one additional common share at a price of $0.10 until July 6, 2002 and at a share price of $0.15 until July 6, 2003. These funds were utilized for operating and administrative expenses.

During Fiscal 2002, ended June 30, 2002, 1,000,000 of the share purchase warrants were exercised resulting in the issuance of an additional 1,000,000 common shares and proceeds to the Company of $100,000. These funds were utilized for operating and administrative expenses.

On June 13, 2002 the Company sold 1,000,000 units pursuant to a private placement. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until June 25, 2003 and $0.20 until June 25, 2004.

Results of Operations

Three Months Ended September 30, 2002 vs. the Three Months Ended September 30, 2002.

During the three month period, ended September 30, 2002, the Company continued the process of completing this Form 20-F Registration Statement.

During the three months ended September 30, 2002, the Company reported a consolidated net loss of ($40,764) compared to a consolidated net loss of ($46,658) for the three months ended September 30, 2001. The only meaningful changes in expenses incurred during these two periods was a $6,000 decrease in consulting fees during the three months ended September 30, 2002 as compared to the three months ended September 30, 2001 and an approximate $9,000 increase in expenses related to site investigation work during the three months ended September 30, 2002 as compared to the three months ended September 30, 2001. The increase in site investigation expenditures was due to the exploratory work associated with the Company’s properties.

The Company incurred $38,512 in property exploration expenditures during the three month period ended September 30, 2002 as compared to exploration expenditures incurred during the three month period ended September 30, 2001 of $153,787.

Fiscal 2002 Ended 6/30/2002 vs. Fiscal 2001 Ended 6/30/2001

During the fiscal year ended June 30, 2002, the Company continued development of four lead/zinc exploration properties located in Tunisia. In April of 2002, the Company acquired a 50%

interest in two coal leases located in the Cassiar Land District of British Columbia. The Company also entered into an option agreement to purchase a 100% interest, subject to a 2% net smelter royalty, in six contiguous mineral claims encompassing an area of approximately 600 acres located in the Red Lake Mining District of northwestern Ontario.

The loss for the year ended June 30, 2002 was ($189,843) or ($0.02) per share as compared to a loss of ($1,167,012) or ($0.16) per share for the previous year. The smaller loss incurred during Fiscal 2002 as compared to Fiscal 2001 was primarily due to the fact that during Fiscal 2001 the Company wrote down properties for impairment in value in the amount of $884,678 and incurred higher operating and administrative expenses. Decreases in both investor relations expenses and travel and accommodations during Fiscal 2002 accounted for the majority of the decrease in operating and administrative expenses.

The Company received no meaningful revenue for the fiscal years ended June 30, 2002 and 2001. All of its resource properties were in the exploration state.

Total expenses were $185,825 in Fiscal 2002 as compared to $215,449 in Fiscal 2001. Consulting fees did increase by approximately $17,000 during Fiscal 2002 as compared to Fiscal 2001; however, due to the minimal liquidity of the Company, management decided to decrease expenses as much as possible. Consequently, operating and administrative expenses decreased by approximately $41,000.

The Company was active during Fiscal 2002 on its properties located in Tunisia. Approximately $159,500 was spent on the Fej Lahdoum property on the following categories: camp; geological and geophysical expenses; permits and licenses; reports and maps; sundry; and, travel. The Company spent approximately $!25,700 in similar activities on the Djebba property. The Company spent $42,581 on geological and geophysical activities on the Koudiat El Louatia property and the same amount of the Ouled Moussa property. The Company spent only $2,500 on its recently acquired property located in Dome, Ontario where it has a 50% interest. These funds were spent only on reports and maps.

Changes to earnings involving items not requiring cash during Fiscal 2002 were ($68,061) including the net loss of ($189,843). The three largest items being a write down of marketable securities in the amount of $8,000; depreciation in the amount of $1,902; and, the net change in non-cash working capital items of $58,159. During Fiscal 2002 changes to items providing cash included ($1,584) resulting from options proceeds on a written down property.

Changes to earnings involving items not requiring cash during Fiscal 1999 were ($77,854) including the net loss of ($382,477). The three most significant items during Fiscal 1999 were a write off of mineral interests and related expenditures in the amount of $281,188; depletion and depreciation of $7,894; and, net change in non-cash working capital items of $13,541.

Operating and administrative expenses increased by $20,949 during Fiscal 1999 as compared to Fiscal 1998. The Company was relatively inactive during both of these years; however, during Fiscal 1999 it incurred consulting fees in the amount of $58,400. These fees were for geological work done by directors of the Company. For more information see Item 7 Major Shareholders and Related Party Transactions.

Fiscal 2001 Ended 6/30/2001 vs. Fiscal 2000 Ended 6/30/2000

During the fiscal year ended June 30, 2001, the Company continued development of four lead/zinc exploration properties located in Tunisia. To that end, the Company completed a structural geology study and that study is currently being finalized for management’s review.

The loss for the year ended June 30, 2001 was ($1,167,012) or ($0.16 per share) compared to a loss of ($336,601) or ($0.08) per share for the previous year. The loss in the current year includes the write off of mineral properties for impairment in value of $884,678, compared to write off of mineral interests of $87,000 in Fiscal 2000. (The properties written down for impairment of the their values were the Louise Copper and the Jen 1-3 claims.) The Company also wrote off bad debts in the amount of $74,440 during fiscal 2001. (The write off is fully explained in Note 5d in the Notes to the Financial Statements for the year ended June 30, 2001. The write off was attributable to the non-receipt of a payment due from an unrelated party that had been granted an option by the Company to earn up to a 60% interest in the Company’s Djebba Project.) The Company’s operating and administrative expenses decreased to $215,449 as compared with $263,882 in the previous year. The decrease is attributable to a substantial decrease in consulting fees. ($10,600 during fiscal 2001 and $86,700 during fiscal 2000.)

Professional fees did increase slightly during the current fiscal year as compared to the previous fiscal year (Up $7,629) as did rent (Up $13,333) and travel and accommodations (Up $24,019).

Interest income increased during the year to $9,555 from the previous year’s $2,075. This was due to an increase in cash on deposit from the proceeds received from the equity financing.

During Fiscal 2001 expenditures of $92,485 were made on the Company’s Fej Lahdoum property. These expenditures consisted of geological and geophysical work; reports and maps; travel; and, sundry. This is slightly more than the Company spent on this property during fiscal 2000 when total expenditures in the same categories were $89,630.

During Fiscal 2001 the Company spent $75,854 on its Djebba property. These expenditures were in the categories of assaying; geological and geophysical work; reports and maps; travel; and, sundry. The Company did receive $104,440 in option payments from a party that had entered into an agreement with it to acquire an option to purchase up to a 60% interest in the property. (The party was an unrelated public junior resource company, Bravo Resources, the stock of which trades on the Canadian Venture Exchange.) As described in a preceding paragraph, this option agreement was terminated prior to the end of Fiscal 2001 when the optionee failed to fulfill the terms of the agreement which called for an additional payment of U.S.$50,000 to the Company. During Fiscal 2000, the Company spent $48,547 on this property in the same categories and received $7,501 in option payments.

During Fiscal 2001 the Company spent $24,000 on each of its newly acquired properties, the Koudiat El Louatia and the Ouled Moussa.

Fiscal 2000 Ended 6/30/2000 vs. Fiscal 1999 Ended 6/30/99

During the fiscal year ended June 30, 2000, the Company pursued additional property acquisitions in Tunisia. The Company also entered into an agreement with its president, George Heard, which provided for management services to the Company by Mr. Heard. This agreement is described more fully in Item 7 Major Shareholders and Related Party Transactions. On May 31, 2000, the Company also entered into an agreement with Michael Baybak and Company to provide financial investor relations and media consulting services to the Company. The agreement was for a period of one year and was renewable by mutual consent. The terms of this agreement called for the Company to pay Michael Baybak and Company U.S.$1500.00 per month plus reimbursement for reasonable expenses. The Company elected not to renew this contract upon its expiration on May 31, 2001. During the year, the Company also engaged Garry Pollack to act as a consultant to the Company in the Company’s dealings with the Tunisian government. This agreement called for the Company to grant an option to Mr. Pollack allowing him to purchase 150,000 common shares of the Company’s stock at a price of $0.47 for a period of three years.

The loss for Fiscal 2000, ended June 30th, was ($336,601) or ($0.08) per share as compared to ($199,038) or ($0.09) per share for Fiscal 1999, ended June 30th. The increase in the net loss in the amount of $137,563 was due to an increase in operating and administrative expenses of $104,844 and a lack of revenues which in the previous year amounted to $22,513. The increase in operating and administrative expenses resulted from increased activity by the Company in the country of Tunisia. During the year the Company undertook the acquisition of several lead-zinc exploration projects in that country.

Changes to items not involving cash during Fiscal 2000 were ($255,650) including the net loss of ($336,601) during Fiscal 2000. This was comprised primarily of Mineral properties written off in the amount of $87,000.

During Fiscal 1999, the changes to items not involving cash consisted of ($89,933) including the net loss of ($199,038). This consisted primarily of $40,827 from the write down of an investment; $2,821 from the loss on the sale of an investment; $5,429 for depletion and depreciation; ($85,076) from the gain on the sale of oil and gas royalties; $104,213 from the write-off of mineral interests and related expenditures and $40,891 from net change in non-cash working capital items.

General and administrative expenses, not including Depreciation, totaled $263,882 for Fiscal 2000 as compared to $159,038 for Fiscal 1999.

Major expenses incurred during Fiscal 2000 included $86,700 for consulting fees; general and administration expenses of $17,913; $43,673 for investor relations; $30,000 for management fees; $31,540 for professional fees; $18,423 for travel; and, $16,810 for transfer agent and regulatory fees. Other expenses totaled $18,823. As stated earlier the increase in general and administrative expenses for Fiscal 2000 as compared to Fiscal

1999 was primarily the result of the Company’s increased activity in the country of Tunisia.

Major expenses incurred during Fiscal 1999 included $58,400 for consulting fees; $30,000 for management fees; $35,082 for professional fees; and, $17,131 for travel and accommodations expenses. During this period, the Company had a recovery of ($14,785) resulting from prior bank charges and interest. Other expenses incurred during this period totaled $33,210.

Fiscal 1999 Ended 6/30/1999 vs Fiscal 1998 Ended 6/30/98

The Company was relatively inactive during Fiscal 1999. During the year the Company did reach an agreement on the Fedj El Adoum-Ain Jemmala lead zinc property in Tunisia, North Africa. For details of this agreement see Item 4 Information on the Company. Other activity during the year included continued geophysical and ground exploration work conducted by the Company’s joint venture partner Archon Minerals Ltd. on three properties located in the Northwest Territories of Canada in which the Company had an interest along with Archon Minerals Ltd.(Archon Minerals is no longer a joint venture partner.)

On May 25, 1999, the Company announced that it had completed a shares for debt transaction in the amount of $423,892.41. The company issued 2,108,924 shares of common stock for repayment of these debts. By the terms of the agreement reached with the creditors, trade creditors received common shares with a deemed value of $0.10 per common shares ($0.10 was the market value at the time of the agreement.) and mining claims creditors received common shares with a deemed value of $0.25 per common share. ($0.25 was the market value at the time of the agreement.)

The loss for Fiscal 1999, ended June 30th, was ($199,038) or ($0.09) per share as compared to a loss of ($382,477) or ($0.22) per share for Fiscal 1998, ended June 30th. The Company experienced a decrease in revenue of $15,912 for Fiscal 1999 as compared to the revenue for Fiscal 1998. Operating and administrative expenses for Fiscal 1999 were slightly higher than for Fiscal 1998, an increase of $20,949.

Liquidity and Capital Resources

The current corporate plan envisions expenditures of approximately $500,000 in property payments and exploration over the near term. Plans for obtaining the funds include:

  exercise of warrants
  private placements and
  joint-venture partners.

The most likely scenario involves raising $200,000 through the exercise of warrants and $300,000 by way of private placements.

Because the projects are in the exploration phase and do not produce cash flow, raising additional funds is critical to advancing the properties toward production. If additional funds are not forthcoming, further development will be halted until funds become available.

The planned expenditure for each property involves mostly drill exploration. $400,000 is budgeted to drill approximately 400 metres (12,000 ft.). The split between each property is roughly equal. If all of the funds are not raised each property budget will be reduced proportionately.

Three Months Ended 9/30/2002

The working capital deficit of the Company at the conclusion of the three-month period ended Sept. 30, 2002 was ($267,456) as compared to a positive working capital position of $192,062 at the conclusion of the three-month period ended September 30, 2001. At the end of both three-month periods, the Company had no long-term debt.

Cash Used in Three Months Ended 09/30/02 Operating Activities totaled ($42,032) including the net loss of ($40,764). The only adjustments during this period included a foreign exchange loss of $1,076; a gain on the sale of marketable securities in the amount of ($5,355); and, depreciation in the amount of $336. This resulted in a net change in non-cash working capital items of $2,675.

Cash Used in the Three Months Ended 09/30/02 on Investing Activities totaled ($32,377), consisting of only one item, which was the payment of exploration expenditures.

During the three-month period ended 09/30/02 $100,000 was provided by Financing Activities which consisted of the proceeds from shares issued pursuant to a private placement completed during June 2002.

Fiscal 2001 Ended 6/30/2001

The working capital of the Company at the end of Fiscal 2001 (June 30th) was $423,651 as compared to $351,817 at the end of Fiscal 2000. The Company has no long term debt.

Cash Used in Twelve Months Ended 6/30/2001 Operating Activities totaled ($238,197) including the Net Loss of ($1,167,012). Significant adjustments included the write down of properties for impairment in value of $884,678; a bad debt in the amount of $74,440; and, the write down of marketable securities in the amount of $18,000.

Cash Used in the Twelve Months Ended 6/30/2001, on Investing Activities totaled ($190,080), consisting of the following items: payment of exploration expenditures in the amount of ($185,600) and acquisition of mineral interests in the amount of ($23,000). Cash was provided during this period as follows: proceeds from the sale of an investment in the amount of $18,520.

Cash Provided by Twelve Months Ended 6/30/2001 Financing Activities totaled $297,038 consisting entirely of the issue of special warrants for cash.

Fiscal 2000 Ended 6/30/2000

Working Capital was $351,817 at 6/30/2000.

Cash Used in Twelve Months Ended 6/30/2000 Operating Activities totaled ($255,650), including the Net Loss of ($336,601). Significant adjustments included mineral properties written off in the amount of $87,000. (The properties written off were the Gil and the SJ, both located in the Northwest Territories. These properties were written off because management felt that they were not important to the Company’s other holdings.)

Cash Used in Twelve Months Ended 6/30/2000 Investing Activities totaled ($110,488), consisting primarily of items relating to mineral properties and the acquisition of assets. Expenditures on mineral properties totaled ($102,634). Cash provided by investing totaled only 410,210 and this consisted of $415 from the sale of marketable securities; $2,294 from the sale of an investment; and, $7,501 from an option payment received.

Cash Provided in Twelve Months Ended 6/30/2000 Financing Activities totaled $720,383 consisting primarily of the issue of special warrants for cash.

Fiscal 1999 Ended 6/30/99

Working capital was $51,695 at 6/30/99.

Cash Used by Twelve Months Ended 6/30/1999 Operating Activities totaled ($($89,933)), including the Net Loss of ($199,038). Significant adjustments included the write down of an investment in the amount of $40,827 and the write off of mineral interests and related expenditures of $104,213.

Cash provided by the Twelve Months Ended 6/30/99 Investing Activities totaled $142,166, consisting primarily of proceeds from the sales of an investment in the amount of $43,739 and proceeds from the sale of oil and gas royalties in the amount of $115,000. Exploration expenditures incurred totaled ($16,5763).

Cash used in Twelve Months Ended 6/30/1999 Financing Activities totaled ($31,949) consisting entirely of the repayment of a promissory note.

US GAAP Reconciliation with Canadian GAAP

U.S. GAAP requires that exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Under Canadian G.A.A.P., mineral property costs are capitalized if an enterprise considers such costs have the characteristics of property, plant and equipment. An enterprise applies the method of accounting for exploration costs that it considers to be appropriate to its operations and applies the method consistently to all its properties. (C.I.C.A. Handbook Section 3061.21)

A mining enterprise that has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flows from the property is not precluded from considering exploration costs to have the characteristics of property plant and equipment. (C .I.C.A. Emerging Issues Committee, EIC-126)

In general, exploration and capitalized mineral property costs are expenses under Canadian G.A.A.P. when:

  exploration activities have ceased;
  exploration results are not promising such that exploration will not be planned for the foreseeable future;
  lease ownership rights have expired;
  or insufficient funding is available to complete the exploration program.

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 1 to the financial statements.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 9 to the financial statements. The value of the Canadian Dollar in relationship to the U.S. Dollar was $1.57 as of 11/30/02.

The Company has financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of 11/30/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5
Directors
Name		Age	Date	First	Elected/Appointed

George W. Heard	(1)	51	1995
Stuart J. Tennant	(1)	66	1996
Chester Shynkaryk		58	2002

(1) Member of Audit Committee. (The purpose of the Audit Committee is to review and approve all financial statements.)

Table No. 6 lists, as of 11/30/2002, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada.

Table No. 6
Executive Officers

				Date of
Name		Position	Age	Appointment

George W. Heard	(1)	President/CEO/CFO	51	1995
Donald M. Boykiw	(2)	Secretary	40	1998
WillamE.Ambrose	(3)	Vice President	65	2002

(1)     He spends 100% of his time on the affairs of the Company.
(2)     He spends 05% of his time on the affairs of the Company.
(3)     He spends 05% of his time on the affairs of the Company.

George W. Heard, the President, CEO, CFO and Director of the Company, holds a B.Sc. degree in Mining Engineering and an MBA in International Trade. Mr. Heard also is a Registered Professional Engineer in British Columbia. Prior to joining the Company he was the Mine Manager of the Surya Pit in East Kalimantan, Indonesia (1991 to 1994) and prior to that he was the Vice-President of Western Operations for James Wade Engineering Ltd. (1988 to 1990) The Surya Pit is an open pit coal mine which Mr. Heard was instrumental in placing into production in his capacity as Mine Manager. James Wade Engineering Ltd. is a consulting firm providing consulting services to mining companies primarily in the areas of project management and feasibility studies.

Stuart J. Tennant, a Director of the Company, is an Exploration Geologist who has managed exploration programs worldwide. He has experience in Africa, New Guinea, Mexico, South America, the United States and Canada. His career includes twenty-three years with Place Dome and four years with Anglo-American Corporation. Mr. Tennant is a Registered Professional Geoscientist in British Columbia.

William E. Ambrose, a Vice President of the Company, is the Founder, President and Director of four junior exploration companies. He is currently the President of Rocky Mountain Energy Corp., which is an oil and gas exploration development company. He also owns and operates a cattle ranch, which is located near Denver, Colorado.

Donald M. Boykiw, the Secretary of the Company, is a solicitor and a partner with Bennett Jones, Barristers & Solicitors located in Calgary, Alberta. Mr. Boykiw’s legal practice centers on both securities and business law.

Chester Shynkaryk, a Director of the Company, is currently President of Nu-Vision Resources Corp. He was a director and founding President of Golden Queen Mining Co. Ltd.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2002-ended 6/30/2002 was $195,795.

On August 30, 2000, the Company entered into an agreement with George W. Heard, the President of the Company, the terms of which called for the Company to pay Mr. Heard, as an independent contractor, $2500.00 per month for management services and consulting services. This agreement was effective on July 1, 1999, the first day of Fiscal 2000. By the terms of this agreement, Mr. Heard is also paid an hourly fee for professional services performed beyond certain minimum requirements.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has one employee. The name, location and job title of each employee is listed below:

Name	Location	Job Title
George W. Heard	Vancouver, BC	President

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. Another corporation as described below does not control the Registrant.

Table No. 8 lists, as of 11/30/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title			Amount and Nature	Percent
of			of Beneficial	of
Class	Name of Beneficial Owner		Ownership	Class #

Common	George W. Heard	(1)	2,078,025	10.0%
Common	Stuart J. Tennant	(2)	190,000	<1.0%
Common	Donald M. Boykiw	(3)	25,000	<1.0%

Total Directors /Officers			2,293,025	10.0%

(1)	Of these shares 525,000 represent currently exercisable share purchase options the terms of which are described in Table #12 1,175,840 of these shares are restricted from sale until February 13,2002.
(2)	Of these shares 190,000 represent currently exercisable share purchase options the terms of which are described in Table #12.
(3)	Of these shares 25,000 represent currently exercisable share purchase options the terms of which are described in Table #12.

# Based on 20,197,680 shares outstanding as of 11/30/2002 and stock options, warrants and escrow shares held by each beneficial owner.

Item 7.    Major Shareholders and Related Party Transactions

The Company is aware of one person who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 11/30/2002, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9
5% or Greater Shareholders

Title of	Name and Address of	Amount and	Percent of Class
Class	Owner	Nature of
		Beneficial
		Ownership

Common	George W. Heard,	2,078,025	10.0%
	Vancouver, British
	Columbia (1)

Based on 20,197,680 shares outstanding as of 11/30/2002 and stock options held by each beneficial holder exercisable within sixty days.

(1)	Of these shares 525,000 represent currently exercisable share purchase options the terms of which are described in Table #12 1,175,840 of these shares are restricted from sale until February 13, 2003.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Its President, Mr. George Heard, provided certain consulting and corporate services to the Company. By the terms of an agreement dated August 30, 2000 and effective July 1, 1999, Mr. Heard is compensated as an independent contractor for management services and consulting services which he provides to the Company. His rate of compensation is $2500 per month and an hourly fee for professional services performed beyond certain minimum requirements.

During Fiscal 2002, ended June 30, 2002, additional geological and consulting fees were paid or accrued to George W. Heard, the President and a Director of the Company in the amount of $165,795.

During Fiscal 2002, management fees were paid or accrued to George W. Heard, the President and a Director of the Company in the amount of $30,000.

During Fiscal 2001, ended June 30, 2002, professional fees in the amount of $3,114 were paid or accrued to Bennett Jones, Barristers & Solicitors. Donald M. Boykiw, a Director of the Company, is a partner of this law firm.

On May 15, 2002, the TXS Venture Exchange accepted for filing a purchase agreement signed by the Company April 15, 2002, between the Company and Mayan Minerals Ltd. Mayan Minerals Ltd. is controlled by the brother of the President of the Company, Mr. George Heard.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8.    Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Beauchamp & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent interim financial statements dated 9/30/02.

Item 9.    Offer and Listing of Securities

As of 6/30/2002, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. There were 17,736,310 common shares issued and outstanding as of 6/30/2002 (the end of the most recently completed fiscal year) and no preferred shares outstanding. As of 9/30/02, the end of the Company’s most recently completed fiscal quarter, there were also 17,736,310 common shares issued and outstanding and no preferred shares outstanding.

Subject to the rights of the Preferred Shares, and the rights of any other shares of the Company which are expressed to rank prior to the Common Shares, the Common Shares shall be subject to the following rights, privileges, restrictions and conditions, namely:

a.	The holders of the Common Shares shall be entitled to vote at any meeting of shareholders of the Corporation;
b.	The holders of the Common Shares shall be entitled to receive any dividend declared payable to the Common Shares by the Corporation; and,
c.	The holders of the Common Shares shall be entitled to receive the remaining property of the Corporation on dissolution.

The Preferred Shares have attached thereto, as a class, the following rights, privileges, restrictions and conditions, namely:

a.
DIRECTORS’ RIGHT TO ISSUE IN ONE OR MORE SERIES: The Preferred Shares may at any time, or from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board of Directors of the Corporation;

b.
DIRECTORS’ RIGHT TO FIX TERMS OF EACH SERIES: The Directors of the Corporation shall, by ordinary resolution, fix from time to time before the issue thereof the designation, price, restrictions, conditions and limitations attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption or purchase prices and terms and conditions of redemption or purchase, any voting rights, any conversion rights and any sinking fund or other provisions:

c.
RANKING OF PREFERRED SHARES: The Preferred Shares of each series shall rank, both as regards dividends and return of capital, in priority to all other shares of the Corporation. The Preferred Shares of any series may also be given such other preferences over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares, as may be fixed in accordance with sub-section 2(b) above; provided, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of voting, dividends or return of capital over any other series of shares of the same class that are then outstanding.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of Alberta. Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Alberta Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	Transferring the Company's jurisdiction from Ontario to another jurisdiction;
b.	Giving financial assistance under certain circumstances;
c.	Certain conflicts of interest by Directors;
d.	Disposing of all/substantially all of Company's undertakings;
e.	Removing Director before expiration of his term of office;
f.	Certain alterations of share capital;
g.	Changing the Company name;
h.	Altering any restrictions on the Company's business; and
i.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Alberta Stock Exchange (and subsequently the Canadian Venture Exchange) in Calgary, Alberta, Canada, under its former name “Gregory Explorations Ltd.” on April 5, 1990. The current stock symbol is “CTG”. The CUSIP number is #209283100.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust (located in Vancouver, B.C., Canada).

On 12/08/02, the shareholders' list for the Company's common shares showed 71 registered shareholders and 20,197,680 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 25 holders of record resident in the United States. The U.S. shareholders own 797,807 shares or 4% of the issued and outstanding shares. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

On 12/08/02, the Company was aware of xx holders of its Share Purchase Warrants, none of which were resident in the United States. These warrants were issued in conjunction with private placements and public offerings and are non-transferable.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the volume of trading and high and low sales prices on the Alberta Stock Exchange and then the Canadian Venture Exchange and then the TSX Venture Exchange for the Company's common shares for the last five full financial years; the two most recent full financial years for each full financial quarter and for the most recent six months: the high and low market prices for each month.

     Table No. 10
TSX Venture Exchange
Common Shares Trading Activity

- Sales -
Canadian Dollars

Period	Date	High	Low

Year Ended	06/30/2002	$0.22	$0.09
Year Ended	06/30/2001	$0.16	$0.14
Year Ended	06/30/2000	$0.65	$0.55
Year Ended	06/30/1999	$0.16	$0.10
Year Ended	06/30/1998	Did not trade

Quarter Ended	06/31/2002	$0.17	$0.09
Quarter Ended	03/30/2002	$0.12	$0.09
Quarter Ended	12/31/2001	$0.16	$0.09
Quarter Ended	09/30/2001	$0.22	$0.10
Quarter Ended	06/30/2001	$0.29	$0.09
Quarter Ended	03/31/2001	$0.30	$0.16
Quarter Ended	12/31/2000	$0.29	$0.15
Quarter Ended	09/30/2000	$0.50	$0.21

Month Ended	November 2002	$0.05	$0.04
Month Ended	October 2002	$0.07	$0.04
Month Ended	September 2002	$0.06	$0.05
Month Ended	August 2002	$0.07	$0.05
Month Ended	July 2002	$0.15	$0.07
Month Ended	June 2002	$0.17	$0.11

Table No. 11 lists, as of 09/30/02 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11
Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase			Date of
Effective	Warrants	Warrants	Exercise Price		Share
Date of	Originally	Still	First	Second	Purchase
Issuance	Granted	Outstanding	Year	Year	Warrants

6/08/2001	5,000,000	4,000,000		$0.15	6/08/2003

6/25/2002	1,000,000	1,000,000	$0.15	$0.20	6/25/2004

Debt Securities to be Registered. Not applicable.
American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

Upon the effectiveness of this Registration Statement the Company will be obligated to file a Form 20-F Annual report once each year and to file Form 6-K’s. As a foreign issuer, the Company will not be subject to the reporting obligations of the proxy rules of Exchange Act Section 14 or the insider short-swing profit rules of Section 16 of the Exchange Act.

LEGAL PROCEEDINGS

The Company does not know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.   Additional Information

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. Recent Private placements included:

Fiscal 1998:
The Company issued for cash, by way of a private Placement, 420,000 common shares for net proceeds of $84,000 and issued for cash, by way of a second private placement, another 681,500 common shares for net proceeds of $102,225. During the year ended June 30, 1998, the Company also issued 400,000 common shares, at a deemed value of $0.15 per common share, for a property payment.

Fiscal 1997:	Nil
Fiscal 1998:	Nil
Fiscal 1999:
During the year ended June 30, 1999 the Company Issued 108,185 common shares at a deemed value of $0.50 per common share; 688,924 common shares at a deemed value of $0.10 per common share; and, 1,420,000 common shares at a deemed value of $0.25 per common share in settlement of debt.

Fiscal 2000:	During the year ended June 30, 2000, the Company

issued 200,000 common shares at a deemed value of $0.15 per common share and 100,000 common shares at a deemed value of $0.10 per common share for property payments.

Fiscal 2001:
On April 26, 2000 the Company issued 4,000,000 special warrants of the Company on a private placement basis at the price of $0.15 per special warrant. Each special warrant was exercisable to acquire, for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warran entitled the holder to purchase one further common share of the Company at the price of $0.17 per share until April 26, 2001 and for $0.20 per share until April 26, 2002.

On May 23, 2000, the Company issued 1,312,500 special warrants of the Company on a private placement basis at the price of $0.16 per special warrant. Each special warrant is exercisable to acquire, for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.21 per share until May 23, 2002.

Fiscal 2002:
On July 6, 2001, the Company announced that it had closed a private placement of 5,000,000 special warrants for gross proceeds of $500,000. Each special warrant is convertible, at no cost to the holder, into one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder to purchase on additional common share at a price of $0.10 until July 6, 2002 and at a price of $0.15 until July 6, 2003. On June 25, 2001 the Company sold 1,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share until June 25, 2003 at a price of $0.15 and one additional common share at a price of $0.20 until June 25, 2004.

A history of the share capital for the last four years is given in the table below:

Table 11(a)
History of Share Capital for the Past Four Years

Consideration	Type of Issue	Price Per Share	Number of Shares	Amount

Balance, 6/30/98			9,483,501	$1,734,325
	Consolidation		(7,586,802)	-
Issued during the year
Debts	Conversion	$0.50	108,185	$54,093
Debts	Conversion	$0.10	688,924	$68,892
Debts	Conversion	$0.25	1,420,000	$355,000
Balance, 6/30/99			4,113,808	$2,212,310
Issued during the year
Obligation	Property payment	$0.15	200,000	$30,000
Obligation	Property payment	$0.10	100,000	$10,00
Balance, 6/30/00			4,413,810	$2,252,310
Issued during the year
Special Warrants	Conversion	$0.15	4,400,000	$660,000
Special Warrants	Conversion	$0.16	1,312,500	$210,000
Obligations	Property payments	$0.21	500,000	$105,000
Balance, 6/30/01			10,626,310	$3,227,310
Issued during the year
Special Warrants	Conversion	$0.10	5,000,000	$500,000
Cash	Extra special Warrants	$0.10	1,000,000	$100,000
Obligation	Property payment	$0.11	100,000	$11,000
Obligation	Finder’s Fee	$0.11	10,000	$1,100
Cash	Private Placement	$0.10	1,000,000	$100,000
Balance 6/30/02			17,736,310	$3,939,410

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange and the British Columbia and Alberta Securities Commissions.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Canadian Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 11/30/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 12
Stock Options Outstanding

	Number of
	Shares of	CDN$
	Common	Exer.	Expiration
Name	Stock	Price	Date

George W. Heard,
President, CFO, COO & Director	265,000	$0.10	6/04/04
	260,000	$0.10	6/19/06

William Ambrose,
Director	90,000	$0.10	6/04/04
	70,000	$0.10	6/19/06
Stuart Tennant,
Director	30,000	$0.10	6/04/04
	160,000	$0.10	6/19/06

Donald Boykiw,
Director	25,000	$0.10	6/04/04

Chester Shynkaryk,	250,000	$0.10	9/19/07

Total Officers and/or Directors
(4 persons)	1,150,000
Total Employees and/or Consultants
( none )	0
Total Officers/Directors/Employees	1,150,000

Memorandum and Articles of Association

The objects and purposes of the Company can be found in the Articles of Incorporation where it states that the Corporation has no restrictions from carrying on a certain business.

A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested and the director’s power, in the absence of an independent quorum to vote compensation to themselves or any members of their body is stated in Section 4.18 of the By-Laws as follows:

CONFLICT OF INTEREST- A director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

There is no age limit requirement for director’s retirement.

Section 4.02 states the qualifications of a director:

QUALIFICATION- The following persons are disqualified from being a director of the Corporation:

a.	Anyone who is less than 18 years of age;
b.	Anyone who

	1.	is a dependent adult as defined in The Dependent Adults Act or is the subject of a certificate of incapacity under that Act;
	2.	is a formal patient as defined in The Mental Health Act, 1972;
	3.	is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both; or,
	4.	has been found to be a person of unsound mind by a court elsewhere that in Alberta.

c.	a person who is not an individual;

d.	a person who has the status of bankrupt

Subject to the Act, at least half of the directors shall be resident Canadians.

A director need not be a shareholder.

SPECIAL RIGHTS, PRIVLEGES, RESTRICTIONS AND
CONDITIONS ATTACHING TO EACH CLASS OF SHARES

(I)	DIVIDENDS

(A)
Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to which any series of Preferred shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

(II)	REPAYMENT OF CAPITAL

(A)
On the winding-up, liquidation or dissolution of the Corporation or upon the happening of any other event giving rise to a distribution of the Corporation’s assets other than by way of dividend amongst its Shareholders for the purposes of winding-up its affairs (any such occurrence is hereafter called “Winding-Up”), subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred shares, the holders of all shares shall be entitled to participate without preference.

(III)	VOTING RIGHTS AND RESTRICTIONS

	(A)	Common shares. At all meetings of Shareholders of the Corporation, each holder of Common shares shall be entitles to one (1) vote for each Common share held.

RESTRICTIONS IF ANY ON SHARE TRANSFERS:   None

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws. These rules are summarized as follows:

The annual meeting of shareholders shall be held with the Act, at such time in each year at such place as the board, may from time to time determine, for the purpose of hearingf and receiving the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Shareholder ownership must be disclosed to the British Columbia Securities Commission by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

The Company considers the following as material contracts which have been entered into by the Company and its subsidiaries, which are currently in effect:

1.
Compensation Contracts: The Company has one management services and consulting agreement, dated July 1, 1999 and, pursuant to an agreement dated June 19, 2001, extended to July 1, 2002 with George W. Heard, President, CEO, COO and a Director of the Company. The remuneration payable by the terms of this contract is $2,500 per month for management services plus $100 per hour for any time in excess of 25 hours per month for providing geological, financial or other technical consulting services to the Company.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttal presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES
Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or

(c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S.

Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively,

by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

Item 11.   Disclosures about Market Risk

Not Applicable

Item 12.   Description of Other Securities

Not Applicable

Part II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.   Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17.   Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of BEAUCHAMP & COMPANY, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.   Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.   Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of BEAUCHAMP & COMPANY, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report (Beauchamp & Company) dated November 8, 2002

Auditor’s Report (Johannesson McWilliams) dated October 20, 2000

Comments By Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

Balance Sheets at June 30, 2002 and June 30, 2001 June 30, 2000

Statements of Operations and Deficit for the years ended June 30, 2002, June 30, 2001, and June 30, 2000

Statements of Cash Flows for the years ended June 30, 2002, June 30, 2001, and June 30, 2000

Statements of Mineral Interests and Deferred Exploration Expenditures for the years ended June 30, 2002, and June 30, 2001.

Statements of Changes in Stockholders” Equity for the Years Ended June 30, 2002, June 30, 2001, and June 30, 2000.

Notes to the Financial Statements

Unaudited Financial Statements:

Notice to Reader from Beauchamp & Company dated November 26, 2002

Balance Sheets at June 30, 2002 and June 30, 2002

Interim Statements of Operations and Deficit for the Three Months Ended September 30, 2002 and 2001

Interim Statements of Cash Flows for the Three Months Ended September 30, 2002 and 2001

Statements of Mineral Interests and Deferred Exploration Expenditures for the Three Months Ended September 30, 2002 and the the Year Ended June 30, 2002

Notes to the Interim Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B) Index to Exhibits:

Page
Number

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation and By-Laws	135

2. Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts	171
Stock Option Plan
Consulting Contract: George W. Heard

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents	178
Annual Information Form as at December 14, 2001
Notice of Annual General Meeting
Management Proxy Circular
Consent of Independent Auditor

SIGNATURE PAGE	199

CONSOLIDATED GLOBAL MINERALS LTD.

FINANCIAL STATEMENTS

JUNE 30, 2002

And

JUNE 30, 2001

And

JUNE 30, 2000

BEAUCHAMP & COMPANY
Chartered Accountants

AUDITORS’ REPORT

To the Shareholders of
Consolidated Global Minerals Ltd.

We have audited the balance sheets of Consolidated Global Minerals Ltd. as at June 30, 2002 and 2001 and the statements of operations and deficit, cash flows, mineral interests and deferred exploration expenditures, and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Business Corporations Act of Alberta, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the years ended June 30, 2002 and 2001, and the assets and shareholders’ (deficiency) equity as at June 30, 2002 and 2001 to the extent summarized in note 14 to the financial statements.

The financial statements as at June 30, 2000, and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 20, 2000.

Vancouver, B.C.	/s/ Beauchamp & Company
November 8, 2002	Chartered Accountants

#205 - 788 Beatty Street * Vancouver, B.C. * V6B 2M1 * Tel(604) 688-2850 * Fax(604) 688-2777
e mail: lbeauchamp@intouch.bc.ca

JOHANNESSON McWILLIAMS

C H A R T E R E D   A C C O U N T A N T S

1052 Richards Street	Tel: (604) 685-1351
Vancouver, B.C. V6B 4Y6	Fax: (604) 683-4398
EMAIL: jmca@direct.ca

AUDITORS’ REPORT

To the Shareholders of Consolidated Global Minerals Ltd.

We have audited the balance sheet of Consolidated Global Minerals Ltd. as at June 30, 2000 and the statements of operations and deficit, cash flows, deferred exploration expenditures, and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Business Corporations Act of Alberta, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended June 30, 2000 and the assets and shareholders’ equity as at June 30, 2000 to the extent summarized in Note 14 to the financial statements.

Vancouver, B.C.	/s/ Johannesson McWilliams
October 20, 2000	Chartered Accountants

BEAUCHAMP & COMPANY
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated November 8, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ Beauchamp & Company
Vancouver, B.C.	Chartered Accountants

#205 - 788 Beatty Street * Vancouver, B.C. * V6B 2M1 * Tel(604) 688-2850 * Fax(604) 688-2777
email: lbeauchamp@intouch.bc.ca

CONSOLIDATED GLOBAL MINERALS LTD.
BALANCE SHEETS
AS AT JUNE 30, 2002 AND 2001

	2002	2001
ASSETS
Current Assets
Cash	$152,985	$283,416
Marketable securities (Note 1)	4,880	12,400
Subscriptions receivable (Note 7b) & 8))	100,000	200,000
GST receivable	5,710	2,768
Prepaid expenses	12,532	88,051

	276,107	586,635
Investment In Affiliated Company (Note 3)	-	480
Capital Assets (Note 4)	4,642	6,544
Mineral Interests (Statement) (Note 5)	431,749	213,388
Deferred Exploration Expenditures (Statement)	615,581	242,575

	$1,328,079	$1,049,622

LIABILITIES
Current Liabilities
Accounts payable and accruals	$58,772	$43,780
Due to director (Note 6)	131,011	81,064
Option payments payable (Note 5)	141,401	38,140
Liability to issue shares (Note 5g))	88,000	-

	419,184	162,984

SHAREHOLDERS’ EQUITY
Share Capital (Note 7)	3,939,410	3,227,310
Special Warrants (Note 8)	-	500,000
Deficit	(3,030,515)	(2,840,672)

	908,895	886,638

	$1,328,079	$1,049,622

Approved By The Directors:

/s/ George Heard         Director

/s/ Stuart Tennant        Director

See accompanying notes.

     CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000

			(Note 13)
	2002	2001	2000

Operating And Administrative Expenses
Consulting fees	$27,970	$10,600	$86,700
General and administration	17,095	16,594	17,913
Interest, bank charges and foreign exchange	521	287	158
Investor relations	9,334	42,789	43,673
Management fees (Note 9 a))	30,000	30,000	30,000
Professional fees (Note 9 a))	29,241	39,169	31,540
Rent	24,851	21,004	7,671
Site investigation	2,940	-	10,994
Transfer agent and regulatory fees	7,992	12,564	16,810
Travel and accommodation	35,881	42,442	18,423

	185,825	215,449	263,882

Net Loss Before Undernoted Items	(185,825)	(215,449)	(263,882)
Other Income (Expense)
Bad debt (Note 5(d))	-	(74,440)	-
Interest income	2,398	9,555	2,075
Option proceeds on written down property (Note 5b))	1,584	-	-
Gain on sale of marketable securities	-	-	15
Write down of marketable securities	(8,000)	(18,000)	-
Gain on sale of investment	-	16,000	794
Gan on settlement of debt	-	-	11,397
Write down of properties for impairment in value	-	(884,678)	-
Write off of mineral interests and related expenditures	-	-	(87,000)

Net Loss	(189,843)	(1,167,012)	(336,601)
Deficit, Beginning Of Year	(2,840,672)	(1,670,698)	(1,184,480)
Security Issuance Costs	-	(2,962)	(149,617)

Deficit, End Of Year	$(3,030,515)	$(2,840,672)	$(1,670,698)

Loss Per Share (Note 1)	$(0.02)	$(0.16)	$(0.08)

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002, 2001, AND 2000

			(Note 13)
	2002	2001	2000

Cash Provided By (Used For):
Operating Activities
Net loss	$(189,843)	$(1,167,012)	$(336,601)
Items not requiring (providing) cash:
Bad debt	-	74,440	-
Option proceeds on written down property	(1,584)	-	-
Gain on sale of marketable securities	-	-	(15)
Write down of marketable securities	8,000	18,000	-
Gain on sale of investment	-	(16,000)	(794)
Depreciation	1,902	2,694	1,580
Gain on settlement of debt	-	-	(11,397)
Write down of properties for impairment in value	-	884,678	-
Write off of mineral interests and related expenditures	-	-	87,000
Net change in non-cash working capital items	58,159	(34,997)	4,577

Cash used for operating activities	(123,366)	(238,197)	(255,650)

Investing Activities
Proceeds from sale of marketable securities	-	-	415
Proceeds from optioning of mineral interest	1,584	-	7,501
Proceeds from sale of investment	-	18,520	2,294
Acquisition of capital assets	-	-	(10,818)
Acquisition of mineral interests for cash	(15,000)	(23,000)	(7,246)
Payment of exploration expenditures	(293,649)	(185,600)	(102,634)

Cash used for investing activities	(307,065)	(190,080)	(110,488)

Financing Activities
Payment of security issuance costs	-	(2,962)	(89,617)
Issuance of special warrants for cash	200,000	300,000	810,000
Issuance of share capital for cash	100,000	-	-

Cash provided by financing activities	300,000	297,038	720,383

(Decrease) Increase In Cash	(130,431)	(131,239)	354,245
Cash, Beginning Of Year	283,416	414,655	60,410

Cash, End Of Year	$152,985	$283,416	$414,655

Supplemental Information
Issuance of share capital for non-cash consideration:
Conversion of special warrants	$500,000	$870,000	$-
Mineral interest costs	12,100	105,000	40,000

	$512,100	$975,000	$40,000

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF MINERAL INTERESTS
AND DEFERRED EXPLORATION EXPENDITURES
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001

Mineral Interests
Louise Copper, BC	$1	$1
Jen 1-3, NWT	1	1
Tunisia
Djebba	53,600	30,000
Fej Lahdoum	56,459	32,546
Koudiat El Louatia	119,960	80,140
Ouled Moussa	86,628	70,700
Tuya Coal Licenses, BC	98,000	-
Dome, Ont.	17,100	-

	$431,749	$213,388

Deferred Exploration Expenditures
Louise Copper, BC
Balance, beginning of year	$-	$354,634
Write down for impairment of property’s value	-	(354,634)

Balance, end of year	-	-

Jen 1-3, NWT
Balance, beginning of year	-	8,001
Travel	-	45
Write down for impairment of property’s value	-	(8,046)

Balance, end of year	-	-

Fej Lahdoum
Balance, beginning of year	182,115	89,630
Assays	-	10
Camp	1,058	-
Geological and geophysical	93,862	61,725
Permits and licenses	1,660	-
Reports and maps	40,421	10,367
Sundry	5,605	5,369
Travel	16,895	15,014

Balance, end of year	341,616	182,115

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF MINERAL INTERESTS
AND DEFERRED EXPLORATION EXPENDITURES
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001

Deferred Exploration Expenditures (Cont’d)

Djebba
Balance, beginning of year	12,460	41,046
Assays	1,324	129
Camp	1,058	-
Geological and geophysical	94,762	49,475
Permits and licenses	1,660	-
Reports and maps	4,367	5,867
Sundry	5,605	5,369
Travel	16,895	15,014
Less: Revenue from optioning	-	(104,440)

Balance, end of year	138,131	12,460

Koudiat El Louatia
Balance, beginning of year	24,000	-
Geological and geophysical	42,581	24,000
Reports and maps	86	-

Balance, end of year	66,667	24,000

Ouled Moussa
Balance, beginning of year	24,000	-
Geological and geophysical	42,581	24,000
Reports and maps	86	-

Balance, end of year	66,667	24,000

Dome, Ont.
Balance, beginning of year	-	-
Reports and maps	2,500	-

Balance, end of year	2,500	-

	$615,581	$242,575

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000

					Total
	Common Shares		Special		Shareholders’
	Shares	Amount	Warrants	Deficit	Equity

Balance, June 30, 1999 (Note 13)	4,113,810	$2,212,310	$-	$(1,184,480)	$1,027,830
Property payments:
	200,000	30,000	-	-	30,000
	100,000	10,000	-	-	10,000
Private placements:
Special warrants	-	-	660,000	-	660,000
Special warrants	-	-	210,000	-	210,000
Security issuance costs	-	-	-	(149,617)	(149,617)
Net loss during the year	-	-	-	(336,601)	(336,601)

Balance, June 30, 2000 (Note 13)	4,413,810	2,252,310	870,000	(1,670,698)	1,451,612
Conversion of special warrants:
	4,400,000	660,000	(660,000)	-	-
	1,312,500	210,000	(210,000)	-	-
Property payments	500,000	105,000	-	-	105,000
Private placement	-	-	500,000	-	500,000
Security issuance costs	-	-	-	(2,962)	(2,962)
Net loss during the year	-	-	-	(1,167,012)	(1,167,012)

Balance, June 30, 2001	10,626,310	3,227,310	500,000	(2,840,672)	886,638
Conversion of special warrants	5,000,000	500,000	(500,000)	-	-
Property payment	100,000	11,000	-	-	11,000
Finder’s fee	10,000	1,100	-	-	1,100
Share purchase warrants exercised	1,000,000	100,000	-	-	100,000
Private placement	1,000,000	100,000	-	-	100,000
Net loss during the year	-	-	-	(189,843)	(189,843)

Balance, June 30, 2002	17,736,310	$3,939,410	$-	$(3,030,515)	$908,895

See accompanying notes.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

1.

Nature Of Operations And Significant Accounting Policies

The Company was incorporated on July 24, 1989 as 406090 Alberta Inc. and on January16, 1992 changed its name from Gregory ExplorationLtd. to GlobalMineral& ChemicalLtd. On December 22, 1998 the Company thenchanged its name to Consolidated Global Minerals Ltd. The common shares of the Company are listed for trading on the TSX Venture Exchange (“TSX”).

The Company’s major activityis the acquisition and exploration ofmineralinterests. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of amounts shown for mineral interests and deferred explorationexpenditures is dependent upon the discoveryofeconomically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities, and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company’s financial statements are presented on a going concern basis, whichassume that the Company will continue to realize its assets and discharge its liabilities in the normalcourse of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Generally Accepted Accounting Principles

These financial statement shave been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 14.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financialstatements, as well as the reported amounts of revenues earned and expenses incurred during the year. Actual results could differ from those estimates.

The amounts recorded for impairment of mineral interests and their related deferred exploration expenditures and the provision for future site restoration and abandonment costs are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currency are translated at the year end rates of exchange. All other assets and liabilities are translated at the rate prevailing on the dates the assets were acquired, or the liabilities were incurred. Revenues and expenses are translated at the average rate of exchange for the year. Translation gains and losses for the year are included in the statement of operations.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

1.	Nature Of Operations And Significant Accounting Policies (Cont’d) Marketable Securities The following portfolio investments are recorded at the lower of cost and market value:

				Market	Market
			Cost Of	Value Of	Value Of
Name Of	Class Of		Securities	Securities	Securities
Issuer	Security	Quantity	2002	2002	2001
Hyder Gold Inc.	Common shares	5,000	$400	$450	$400
Rocky Mountain
Energy Corp.	Common shares	1,600	480	6,400	-
Bravo Venture
Group Inc.	Common shares	28,571	4,000	3,429	12,000

			$4,880	$10,279	$12,400

Investment In Affiliated Company

The investment in the affiliated company was recorded at the lower of cost and market value.

Mineral Interests And Deferred Exploration Expenditures

The cost of mineral interests and their related deferred exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred expenditures will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned. Mineral interest option payments are recorded when receivable and are charged against the related mineral interests’ costs.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral interests. The recorded costs of mineral interests and deferred exploration expenditures represent costs incurred and are not intended to reflect present or future values. The Company does not accrue the estimated future costs of maintaining its mineral interests in good standing.

The Company reviews capitalized costs on its mineral interests on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon managements’ assessment of the future probability or profitable revenues from the interests or from sale of the interests. Managements’ assessment of the interests’ estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Although the Company has taken steps to verify title to mineral interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements of transfers and may be affected by undetected defects.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

1.

Nature Of Operations And Significant Accounting Policies (Cont’d)

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policyis to meet or, if possible, surpass standards set by relevant legislation, by applicationof technically proven and economically feasible measures.

Environmentalexpenditures that relate to ongoing environmental and reclamationprograms are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liabilityis reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

Income Taxes

During the year ended June 30, 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, whichrequires the use of the asset and liabilitymethod. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenue and expenses for income tax and financial reporting purposes

Stock-Based Compensation

No compensation expense is recognized when common shares or stock options are issued to directors, employees, or consultants. Any consideration paid by directors, employees, and consultants on the exercise of stock options or on the purchase of common shares is credited to share capital.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

1.

Nature Of Operations And Significant Accounting Policies (Cont’d)

Loss Per Share

Loss per share data is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

2.

Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, a subscription receivable, GST receivable, amounts payable and accruals, and an amount due to a director. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The carrying values of the financial instruments approximate their fair values, due to the relatively short period to maturity of these instruments.

3.

Investment In Affiliated Company

The investment represents NIL (2001 - 1,600) shares of Rocky Mountain Energy Corp., a company formerly with a common director. During the year ended June 30 2002, this director resigned from the Company and the shares were reclassified as marketable securities as disclosed in note 1.

4.	Capital Assets

			2002		2001

			Accumulated	Net Book	Net Book
	Rate	Cost	Depreciation	Value	Value
Computer equipment	30%	$9,966	$5,814	$4,152	$5,930
Office equipment	20%	852	362	490	614

		$10,818	$6,176	$4,642	$6,544

Capital assets are recorded at cost and are depreciated using the declining balance method at the rates disclosed above. In the year of acquisition, one half of the rate is applied, and in the year of disposal no depreciation is claimed.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

5.	Mineral Interests

a)

Louise Copper

By agreement dated January 16, 1995 the Company entered into an option to acquire a 100 percent interest, subject to a 4 percent net smelterreturn (NSR) royalty, in thirteenmineralclaims comprising 184 units located in the Omineca Mining Division, British Columbia. As at June 30, 2002 the Louise Copper property consists of four mineral claims comprising 64 units. Subsequent amending agreements require annual minimum royalty payments of $100,000, payable in two equal instalments of $50,000, each commencing April 16, 2001 and continuing each and every six months thereafter. During the year ended June 30, 2001, the Company entered into an agreement with the optioner to extend the April and October payments to July 1, 2002 and October 16, 2002, respectively. These payments have not been made by the Company subsequent to year end, and the Company has allowed this agreement to lapse.

b)

Jen 1-3

By an agreement dated May 27, 1996, the Company entered into an option to acquire a 100 percent interest, subject to a 2 percent netsmelterreturn (NSR) royaltyand a 4 percent gross overriding royalty(GORR), in what now consist of three mineral claims located in the Northwest Territories. Subsequent amending agreements have deferred the required annual minimum royalty payments of $50,000 to July 2, 2002.

During the year ended June 30, 2002, the Company granted an option to an unrelated junior resource company for it to earn up to a 70% interest in the Jenclaims. As consideration, the Company received $1,000 U.S. on signing the agreement. Pursuant to the agreement, the optionee is required to incur explorationexpenditures of $75,250 U.S. on the property to November 30, 2004. In addition, this agreement stipulated that all annualminimum royaltypayments due as at the date of the agreement, and those occurring subsequent to the date of the agreement until December 31, 2003, be deferred until December 31, 2003. As at December 31, 2003, total deferred annual minimum royalty payments of $200,000 will be due and payable.

The Company may purchase up to 2 percent of the GORR and 1 percent of the NSR for consideration of $1,000,000 for each 1 percent of the GORR and for each ½ percent of the NSR.

c)

Fej Lahdoum

By an agreement dated July 30, 1999, the Company entered into an option to acquire a 100 percent undivided interest in 180 square km of minerallands in the Zone des Dome of Northern Tunisia, described as the Fej Lahdoum -Ain Jemmala Project. The Company will have the option to acquire the property free and clear of all charges and encumbrances whatsoever, other than anongoing royaltyof $1.00 U.S. per tonne of ore mined. Subsequent to year end, the Company entered into an amended option agreement whichincreased the ongoing royaltyto $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company issued 100,000 common shares and is required to make payments as follows:

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

5.	Mineral Interests (Cont’d)

	c)	Fej Lahdoum (Cont’d)

  $5,000 U.S. upon the execution of the agreement (paid);
  $10,000 U.S. twelve months following the approval date (paid);
  $15,000 U.S. twenty-four months following the approval date(accrued);
  $20,000 U.S. thirty-six months following the approval date;
  $25,000 U.S. forty-eight months following the approval date.

d)

Djebba

On March 3, 2000, an assignment agreement was signed with a third party whereby the third party assigned to the Company an option to acquire a 100 percent undivided interest in 16 square km of lands in Northern Tunisia described as the Djebba Project. As consideration for the assignment agreement, the Company issued 200,000 common shares to the third party at the fair market value price of $0.15 per share after receiving acceptance from the Canadian Venture Exchange (“CDNX”). The Company will have the option to acquire the property free and clear of all charges and encumbrances whatsoever other than a 2% net smelter return royalty (“NSR”). The NSR requires annual advance royalty payments of $25,000 U.S. commencing July 15, 2005. The Company has the option to purchase 1 percent of the NSR for consideration of $1,000,000 U.S. Subsequent to year end, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching a production decision, will grant the optionee a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, is required to pay $100,000 U.S. and to a complete $500,000 U.S. of work over a five year period.

On June 8, 2000, the Company granted an option to an unrelated junior resource company for it to earn up to a 60% interest in the Djebba Project. As consideration, the Company received $5,000 U.S. on signing, was to receive $50,000 U.S. on the later of receipt of acceptance for filing from the CDNX for this agreement, and July 15, 2000, and received 200,000 common shares of this company on receipt of acceptance for filing from the CDNX for this agreement. This option agreement was accepted by the CDNX on August 4, 2000.

On February 21, 2001, as a result of non-receipt of the $50,000 U.S., this agreement was terminated, and the $50,000 U.S. was fully allowed for by the Company as a doubtful account.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

5.	Mineral Interests (Cont’d)

e)

Koudiat El Louatia

On December 19, 2000, the CDNX accepted for filing anoption agreement signed by the Company November 10, 2000 detailing an option to acquire a 50% interest in a four square kilometre tract of mineral lands in the Zone des Nappes area of Northwestern Tunisia described as the Koudiat El Louatia property. The Company will have the option to acquire 50% of the property free and clear of all charges and encumbrances whatsoever, other than an ongoing 2% net smelter return royalty (“NSR”). The Company has the option to purchase 50% of the NSR for considerationof $1,000,000 U.S. Subsequent to year end, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching a production decision, will grant the optioner a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, must issue 200,000 commonshares (issued), pay $5,000 U.S. on execution (paid), and make additional payments totalling $45,000 U.S. twelve months following the CDNX approval date.

f)

Ouled Moussa

On December 19, 2000, the CDNX accepted for filing an option agreement signed by the Company November 15, 2000 granting the Company an option to acquire a 100% interest in a sixteen square kilometre tract of mineral lands in the Zone des Domes area of northwestern Tunisia described as the Ouled Moussa property. The Company will have the optionto acquire the property free and clear of all charges and encumbrances whatsoever, other than a 2% NSR. The NSR requires annual advance royalty payments of $25,000 U.S. commencing November 15, 2005. The Company has the option to purchase 50% of the NSR for consideration of $1,000,000 U.S. Subsequent to year end, the Company entered into an amended option agreement which deletes the NSR. In its place, the Company, upon reaching production decision, will grant the optionee a royalty equal to $2.00 U.S. per tonne of ore mined. In order to exercise the option, the Company, subject to the terms of the exploration permit, must issue 300,000 commonshares (issued), pay $5,000 U.S. on execution(paid), and make additionalpayments totalling $70,000 U.S. over four years following the date of the agreement.

g)

Tuya Coal Licenses

On May 15, 2002, the TSX accepted for filing a purchase agreement signed by the Company April 15, 2002, between the Company and Mayan Minerals Ltd. Mayan Minerals Ltd. is controlled bythe brother of the President of the Company. The Company has acquired a 50% interest in two coal licenses located in the Cassiar Land District of BritishColumbia known as the Tuya 1 and Tuya 2 coal licenses. Consideration for the purchase is $10,000 (paid) and the issuance of 800,000 commonshares of the Company (accrued). These shares were issued by the Company subsequent to year end as disclosed in note 7e) below.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

5.	Mineral Interests (Cont’d)

h)

Dome

On May 29, 2002, the TSX accepted for filing an option agreement signed by the Company May 16, 2002, granting the Company an option to acquire a 100% interest, subject to a 2% NSR, in six contiguous mineral claims encompassing an area of approximately 600 acres located in the Red Lake Mining District of northwestern Ontario, described as the Dome Claims. In order to exercise this option, the Company shall issue 100,000 common shares (issued), pay the optioner $5,000 (paid), and make additional payments totalling $95,000 and incur $165,000 in exploration activities over four years following the acceptance date of the agreement. The Company may purchase 50% of the NSR for the sum of $1,000,000. In addition, the Company paid a finder’s fee of 10,000 common shares with respect to this transaction.

Subsequent to year end, the Company signed an agreement to sell a minimum of a 60% interest in the Dome Claims for $40,000 in cash over a four year period. Pursuant to the agreement, the purchaser will honour the Company’s option payment and explorationexpenditureobligations over the four year period. In addition, the purchaser has been granted the right from the Company to purchase 50% of the NSR for the sum of $1,000,000. This sale agreement remains subject to regulatory acceptance.

6.

Due To Director

The balance due to a director of the Company represents unpaid consulting fees, management fees, and expense reimbursements. The balance is unsecured, non-interest bearing, and has no set terms of repayment.

7.	Share Capital

	a)	Authorized An unlimited number of common shares without par value An unlimited number of preferred shares without par value

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

7.	Share Capital (Cont’d)

	b)	Common Shares Issued

		Price	Number
Consideration	Type Of Issue	Per Share	Of Shares	Amount
Balance, June 30, 2000			4,413,810	$2,252,310
Issued during the year:

Special warrants	Conversion	$0.15	4,400,000	660,000
Special warrants	Conversion	$0.16	1,312,500	210,000
Obligations	Property payments	$0.21	500,000	105,000

Balance, June 30, 2001			10,626,310	3,227,310
Issued during the year:

Special warrants	Conversion	$0.10	5,000,000	500,000
Cash	Ex. S.P. warrants	$0.10	1,000,000	100,000
Obligation	Property payment	$0.11	100,000	11,000
Obligation	Finder’s fee	$0.11	10,000	1,100
Cash	Private placement	$0.10	1,000,000	100,000

Balance, June 30, 2002			17,736,310	$3,939,410

Proceeds from the private placement shares issued in June 2002 were received by the Company in July 2002.

c)	Stock Options As at June 30, 2002 the Company has the following stock options outstanding:

Exercise		Balance				Balance
Price Per	Expiry	June 30,			Expired/	June 30,
Share	Date	2001	Issued	Exercised	Cancelled	2002
$0.47	May 31, 2003	150,000	-	-	(150,000)	-
$0.10	June 4, 2004	410,000	-	-	-	410,000
$0.10	June 19, 2006	490,000	-	-	-	490,000

		1,050,000	-	-	(150,000)	900,000

Subsequent to year end, the Company concluded a stock option agreement with a director to acquire 250,000 shares at a price of $0.10 per share, exercisable five years from the date of the grant. This agreement remains subject to regulatory acceptance.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

7.	Share Capital (Cont’d)

	d)	Share Purchase Warrants As at June 30, 2002 the Company has the following share purchase warrants outstanding:

Exercise		Balance				Balance
Price Per	Expiry	June 30,			Expired/	June 30,
Share	Date	2001	Issued	Exercised	Cancelled	2002
$0.20	April 22, 2002	5,000,000	-	-	(5,000,000)	-
$0.21	May 23, 2002	1,312,500	-	-	(1,312,500)	-
$0.10 Yr. 1
$0.15 Yr. 2	June 8, 2003	-	5,000,000	(1,000,000)	-	4,000,000
$0.15 Yr. 1
$0.20 Yr. 2	June 25, 2004	-	1,000,000	-	-	1,000,000

		6,312,500	6,000,000	(1,000,000)	(6,312,500)	5,000,000

e)

Subsequent Issuances

  800,000 common shares were issued at $0.11 per share in settlement of the coal license purchase obligation as disclosed in note 5 g) above.

  2,461,370 common shares at $0.10 per share and 1,285,530 non-transferable share purchase warrants were issued to settle Company debts in the amount of $246,137. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.10 per share during the first year, and at $0.15 per share during the second year.

8.	Special Warrants

On April 26, 2000, the Company issued 4,000,000 special warrants of the Company on a private placement basis at the price of $0.15 per special warrant. Each special warrant is exercisable to acquire for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.17 per share during the first year ($0.20 per share during the second year) fromthe date of the issuance of the special warrants. During the year ended June 30, 2001, all of these special warrants were exercised.

Concurrent with the private placement, the Company’s agent was paid a commission of $0.015 per special warrant in cash. In addition to the cash, the Company’s agent was also granted the number of agent’s Series “A” special warrants equal to 25% of the number of special warrants sold. Each Series “A”special warrant is exercisable, at no additionalcost, into one share purchase warrant, witheach share purchase warrant entitling the holder to acquire within two years another share for $0.17 per share in the first year, and for $0.20 per share in the second year. During the year ended June 30, 2001, all of these special warrants were exercised. The agent also received Series “B” special warrants whichequal 10% of the special warrants sold. Each Series “B” special warrant is exercisable, at no additional cost, into one common share of the Company. During the year ended June 30, 2001, all of these special warrants were exercised.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

8.

Special Warrants (Cont’d)

On May 23, 2000, the Company issued 1,312,500 (218,750 to the spouse of a director) special warrants of the Company on a private placement basis at the price of $0.16 per special warrant. Each special warrant is exercisable to acquire for no additional consideration, one common share of the Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.21 per share for two years fromthe date of the issuance of the special warrants. During the year ended June 30, 2001, all of these special warrants were exercised.

On June 25, 2001, the Company issued 5,000,000 special warrants of the Company on a private placement basis at the price of $0.10 per special warrant. Each special warrant is exercisable to acquire for no additional consideration, one common share ofthe Company and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one further common share of the Company at the price of $0.10 per share during the first year ($0.15 per share during the second year) from the date of the issuance of the special warrants. As at June 30, 2001, $200,000 of the proceeds fromthis private placement had not been deposited to the Company’s treasury. Duringthe year ended June 30, 2002, proceeds in the amount of $200,000 were received by the Company, and all of these special warrants were exercised.

9.	Related Party Transactions

	a)	The following related party transactions occurred during the years ended June 30, 2002 and 2001:

	2002	2001

Geological and consulting fees paid or accrued to
directors of the Company	$165,795	$137,500

Management fees paid or accrued to a director
of the Company	30,000	30,000

Professional fees paid or accrued to a legal firm whose
partner is an officer of the Company	3,114	1,331

b)	Securities transactions occurred with related parties during the years ended June 30, 2002 and 2001:

	2002	2001

Special warrants converted to common shares by a spouse
of a director of the Company	-	218,750

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

10.

Commitments

On July 1, 1999, the Company entered into a two year management services and consulting agreement with a director of the Company. The remuneration payable shall be $2,500 per month for management services plus $100 per hour for any time in excess of 25 hours per month for providing geological, financial, or other technical consulting services to the Company. Pursuant to an agreement dated June 19, 2001, the agreement was extended to July 1, 2002. All other terms and provisions of the agreement remain the same. Subsequent to year end this agreement was extended again until July
1, 2004.

During the year ended June 30, 2002 the Company was granted an exclusive three year option by the Government of Tunisia on two operating zinc mines and mills in the country of Tunisia. To exercise the option, the Company must spend $500,000 evaluatingeach operation to determine what levelof production is required to achieve profitabilityand adequate return on investment.

11.

Income Taxes

No provision for recovery of income taxes was made in 2002 and 2001 because of the uncertainty as to the utilization of the losses for income tax purposes. The Company has accumulated losses for tax purposes of approximately $1,330,641 ( 2001 - $1,116,948) which expire in various years to 2009 as follows:

2003	$64,564
2004	161,382
2005	122,005
2006	149,113
2007	301,451
2008	318,433
2009	213,693

$1,330,641

In addition, the Company has capital losses available to offset capital gains in future years in the amount of $161,153 (2001 - $161,153). The Company has undeducted resource exploration and development expenditures of $2,058,717 (2001 - $1,468,934) available to be claimed against taxable income in future years. These expenses have no expiration date. Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

	2002	2001

Net loss before income taxes	$(189,843)	$(1,167,012)
Tax rate	39.6%	39.6%

Calculated income tax recovery	(75,178)	(462,137)
Increase in valuation allowance	75,178	462,137

Income tax expense	$-	$-

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

11.	Income Taxes (Cont’d) Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001

Future income tax assets
Temporary differences in assets	$412,256	$409,723
Non-capital loss carry forwards	526,934	442,311

	939,190	852,034
Valuation allowance for future income tax assets	(939,190)	(852,034)

	$-	$-

12.	Segmented Information

	2002	2001

Assets by geographic segment:
Canada	$398,351	$593,661
Tunisia	929,728	455,961

	$1,328,079	$1,049,622

13.

Comparative Figures

The figures disclosed in these financial statements as at June 30, 2000, and for the year then ended were audited by another firm of chartered accountants. Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted for in the current year.

14.

Differences Between Generally Accepted Accounting Principles In Canada And The United States

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CanadianGAAP”) which differ in certain materialrespects fromUnited States generally accepted accounting principles and practices (“U.S. GAAP”).

•

Mineral Interests And Deferred Exploration Expenditures

Under Canadian GAAP, mineral interest acquisition and exploration expenditures are capitalized until such interest is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverablility of capitalized mineral interest expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral interest expenditures are expensed as incurred.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

•

Share Capital

Under U.S. GAAP, compensationexpense must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, whichrecognizes compensationexpense for awards to employees only whenthe market priceexceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (“SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and requires the input of, and are highly sensitive to, subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinionof management, the existing modeldoes not provide a reliable single measure of the fair value of stock options granted by the Company.

Under APB 25, compensationexpense must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

During the 2000 fiscal year, the Company granted stock options to purchase 410,000 commonshares at a price of $0.10 per share expiring on June 4, 2004. The market price of the Company’s shares on the date of grant was $0.13 per share. Inconjunctionwiththis grant, the Company cancelled all of its previously existing stock options.Inaddition, the Company granted stock options to a consultant to purchase 150,000 common shares at a price of $0.47 per share expiring onMay 31, 2003. The market price of the Company’s shares on the date of the grant was $0.70 per share.

During the 2001 fiscal year, the Company granted stock options to purchase 490,000 common shares at a price of $0.10 per share expiring on June 19, 2006. The market price of the Company’s shares on the date of the grant was $0.10 per share. During the 2002 fiscal year, the 150,000 options which were granted to the consultant in the 2000 fiscal year expired ninety days subsequent to his agreement’s termination.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

	•	Share Capital (Cont’d) In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2002, 2001 and 2000 fiscal years:

					(Note 13)
	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	Of Shares	Price	Of Shares	Price	Of Shares	Price

Outstanding and
exercisable,
beginning of
year	1,050,000	$0.15	560,000	$0.20	75,000	$1.10
Granted	-	-	490,000	0.10	560,000	0.20
Cancelled	(150,000)	(0.47)	-	-	(75,000)	(1.10)

Outstanding and
exercisable,
end of year	900,000	$0.10	1,050,000	$0.15	560,000	$0.20

Weighted-average
fair value of
options granted
during the year		$-		$0.07		$0.05

For the 2002, 2001 and 2000 fiscal years, the weighted-average fair values for stock options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%; volatility factor of the expected market price of the Company’s common shares of 0.80; option lives of 5 and 3 years, respectively; and no expected dividends. During the 2002 fiscal year, no stock options were granted by the Company.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)
•

Share Capital (Cont’d)

The following is a summaryof the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001 and 2000 fiscal years:

					(Note 13)
	2002		2001		2000

	As	Pro	As	Pro	As	Pro
	Reported	Forma	Reported	Forma	Reported	Forma

Net loss for the
year	$(781,210)	$(781,210)	$(535,418)	$(568,248)	$(452,523)	$(519,873)

Basic and diluted
loss per share	$(0.06)	$(0.06)	$(0.08)	$(0.08)	$(0.11)	$(0.13)

•

Escrow Shares

Under Canadian GAAP, common shares of the Company under escrow arrangements are included in share capital at the time of issuance based on the total number of shares issued and the issuance price. No compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, a compensation expense is recognized for each release of common shares from escrow. The compensation expense is measured as the difference between the market value of the Company’s common shares at the time the commonshares are released fromescrow and the originalissuance price. Under U.S. GAAP, diluted earnings per share would include escrowed common shares, where the release of these shares is based on performance conditions being met, and where the performance condition has been met. During the 2002, 2001, and 2000 fiscal years, the Company had no escrow arrangements with respect to its common shares.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

	•	Application Of U.S. GAAP To The Financial Statements The impact of the application of U.S. GAAP to the Company’s financial statements are summarized as follows: BALANCE SHEETS
			(Note 13)
	Jun. 30,	Jun. 30,	Jun. 30,
	2002	2001	2000

Assets
Mineral interests under Canadian
GAAP	$431,749	$213,388	$594,246
Deferred exploration expenditures
under Canadian GAAP	615,581	242,575	493,311
Add back write down of properties for
impairment in value under Canadian
GAAP	-	884,678	-
Add back write off of mineral interests
under Canadian GAAP	-	-	87,000
Deduct write off of mineral interests
under U.S. GAAP	(218,361)	(141,140)	(72,246)
Deduct write off of deferred exploration
expenditures under U.S. GAAP	(373,006)	(111,944)	(130,676)
Cumulative historical adjustments	(455,963)	(1,087,557)	(971,635)

Mineral Interests Under U.S. GAAP	-	-	-

Total Assets Under U.S. GAAP	$280,749	$593,659	$478,704

Liabilities Under Canadian And
U.S. GAAP	$419,184	$162,984	$114,649

Shareholders’ Equity
Share capital under Canadian and
U.S. GAAP	3,939,410	3,227,310	2,252,310

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)
	•	Application Of U.S. GAAP To The Financial Statements (Cont’d) BALANCE SHEETS (CONT’D)

			(Note 13)
	Jun.30,	Jun. 30,	Jun. 30,
	2002	2001	2000

Special Warrants Under Canadian
And U.S. GAAP	-	500,000	870,000

Deficit under Canadian GAAP	(3,030,515)	(2,840,672)	(1,670,698)
Add back net loss under Canadian GAAP	189,843	1,167,012	336,601
Deduct net loss under U.S. GAAP	(781,210)	(535,418)	(452,523)
Cumulative historical adjustments	(455,963)	(1,087,557)	(971,635)

Deficit Under U.S. GAAP	(4,077,845)	(3,296,635)	(2,758,255)

Shareholders (Deficiency) Equity Under U.S. GAAP	(138,435)	430,675	364,055

Liabilities And Shareholders Equity
Under U.S. GAAP	$280,749	$593,659	$478,704

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

	•	Application Of U.S. GAAP To The Financial Statements (Cont’d)

STATEMENTS OF OPERATIONS			(Note 13)
	Jun. 30,	Jun. 30,	Jun. 30,
	2002	2001	2000
Net Loss Under Canadian
GAAP	$(189,843)	$(1,167,012)	$(336,601)
Add back write down of
properties for impairment
in value under Canadian
GAAP	-	884,678	-
Add back write off of mineral
interests under Canadian GAAP	-	-	87,000
Deduct write off of mineral
interests under U.S. GAAP	(218,361)	(141,140)	(72,246)
Deduct write off of deferred
exploration expenditures
under U.S. GAAP	(373,006)	(111,944)	(130,676)

Net Loss Under U.S. GAAP	$(781,210)	$(535,418)	$(452,523)

STATEMENTS OF CASH FLOWS			(Note 13)
	Jun. 30,	Jun. 30,	Jun. 30,
	2002	2001	2000
Operating Activities
Net Loss Under U.S. GAAP	$(781,210)	$(535,418)	$(452,523)
Other components of operating
activities which are similar
under Canadian and U.S.
GAAP	8,318	79,134	(10,626)
Write off of mineral interests
for payments made via the
issuance of common shares	12,100	105,000	40,000
Net change in non-cash working
capital items under U.S.
GAAP	328,777	(95,513)	65,120

Funds used for operating
activities	(432,015)	(446,797)	(358,029)

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

	•	Application Of U.S. GAAP To The Financial Statements (Cont’d) STATEMENTS OF CASH FLOWS (CONT’D)
			(Note 13)
	Jun. 30,	Jun. 30,	Jun. 30,
	2002	2001	2000
Investing Activities
Other components of investing
activities which are similar
under Canadian and U.S.
GAAP	1,584	18,520	(8,109)

Funds provided by (used for)
investing activities	1,584	18,520	(8.109)

•

Loss Per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) are required for all entities withcomplexcapital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities, and is computed by dividing income available to common shareholders by the weighted-average numberofcommonshares outstanding during the year. Diluted EPS reflectsthe potentialdilution that could occur ifdilutive securities were converted into commonshares, and is computed similarly to diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP applyequally to loss per share presentations. Under U.S. GAAP, escrowed shares are excluded from the weighted average number of shares except for the portion of such shares for which the performance conditions for release have been met.

CONSOLIDATED GLOBAL MINERALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

14.	Differences Between Generally Accepted Accounting Principles In Canada And The United States (Cont’d)

	•	Loss Per Share (Cont’d) The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

			(Note 13)
	Jun. 30,	Jun. 30,	Jun. 30,
	2002	2001	2000

Numerator, net loss for the
year under U.S. GAAP	$(781,210)	$(535,418)	$(452,523)

Denominator, weighted-average
number of common shares
under Canadian and U.S.
GAAP	12,422,967	7,155,950	4,114,629

Basic and diluted loss per share
under U.S. GAAP	$(0.06)	$(0.08)	$(0.11)

Shares issuable upon the exercise of stock options and share purchase warrants were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

•

Recent Accounting Pronouncements

In August 2001, the FASB issued No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” that established a single accounting model, based on the framework of SFAS No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of”), for long-lived assets to be disposed of by sale. The statement is effective for fiscalyears beginning after December 15, 2001 and the company does not expect any significant impact upon adoption.

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of Consolidated Global Minerals Ltd.

We hereby consent to the use in this registration statement on Form 20-F of our report dated November 8, 2002 relating to the financial statments of Consolidated Global Minerals Ltd., which appear in such registration statements.

Vancouver, B.C.	"BEACHAMP & COMPANY"
December 18, 2002	Chartered Accountants